UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
for the period ended 30 June 2010
Commission File Number 1-06262
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c.,THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED 30 JUNE 2010(a)

		Page

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-June 2010(b)	3 — 15, 22 — 24

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-June 2010	16 — 21, 25 — 38

3.	Cautionary statement	15

4.	Principal risks and uncertainties	39 — 45

5.	Further note on certain activities	45

6.	Legal proceedings	46 — 49

7.	Signatures	50

8.	Exhibit 99.1: Computation of Ratio of Earnings to Fixed Charges	51
	Exhibit 99.2: Capitalization and Indebtedness	52
EX-99.1
EX-99.2

(a)	In this Form 6-K, references to the first half 2010 and first half 2009 refer to the six-month periods ended 30 June 2010 and 30 June 2009 respectively. References to second quarter 2010 and second quarter 2009 refer to the three-month periods ended 30 June 2010 and 30 June 2009 respectively.

(b)	This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in BP’s Annual Report on Form 20-F for the year ended 31 December 2009.

Group results second quarter and half year 2010

Second quarter			First half
2009	2010		2010	2009
		$ million
54,777	73,725	Sales and other operating revenues	146,796	102,073

4,385	(17,150)	Profit (loss) for the period(a)	(11,071)	6,947
(1,245)	177	Inventory holding (gains) losses, net of tax	(304)	(1,420)

3,140	(16,973)	Replacement cost profit (loss)(b)	(11,375)	5,527

23.41	(91.29)	— Profit (loss) per ordinary share (cents)	(58.96)	37.10
1.40	(5.48)	— Profit (loss) per ADS (dollars)	(3.54)	2.23
16.76	(90.35)	— Replacement cost profit (loss) per ordinary share (cents)	(60.58)	29.51
1.01	(5.42)	— Replacement cost profit (loss) per ADS (dollars)	(3.63)	1.77

•	Following the explosion and subsequent sinking of the Transocean Holdings LLC operated Deepwater Horizon drilling rig in the Gulf of Mexico in April 2010, BP and US Government authorities have been conducting unprecedented oil spill response activities. These ongoing efforts have sought to halt the flow of hydrocarbons from the well, capture and contain oil that has been leaking, protect the shores and clean up oil that has reached the shores. BP’s own investigation, as well as several independent investigations, into the cause of the accident are ongoing.

•	BP’s loss for the second quarter was $17,150 million, compared with a profit of $4,385 million a year ago. For the half year the loss was $11,071 million, compared with a profit of $6,947 million a year ago. BP’s second quarter replacement cost loss was $16,973 million, compared with a profit of $3,140 million a year ago. For the half year, replacement cost loss was $11,375 million compared with a profit of $5,527 million a year ago. Replacement cost profit (loss) for the group is a non-GAAP measure. For further information see pages 8 and 21.

•	The group income statement for the second quarter reflects a pre-tax charge of $32.2 billion related to the Gulf of Mexico oil spill. This includes $2.9 billion which has been charged for costs incurred to 30 June 2010. All charges relating to the incident have been treated as non-operating items. For further information on the Gulf of Mexico oil spill and its consequences see pages 4 — 7, Note 2 on pages 26 — 29, Principal risks and uncertainties on pages 39 — 45 and Legal proceedings on pages 46 — 49. Further information on BP’s second quarter results is provided below.

•	Non-operating items and fair value accounting effects for the second quarter, on a post-tax basis, had a net unfavourable impact of $21,953 million compared with a net favourable impact of $202 million in the second quarter of 2009. For the half year, the respective amounts were $22,002 million unfavourable and $8 million favourable. Information on fair value accounting effects is non-GAAP and further details are provided on page 23.

•	Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $214 million for the second quarter, compared with $321 million for the same period last year. For the half year, the respective amounts were $442 million and $689 million.

•	The effective tax rate on the loss for the second quarter and half year was 30% and 27% respectively, compared with 35% and 36% on the profit for the equivalent periods in 2009. Excluding the impact of the Gulf of Mexico oil spill, the effective tax rate on the loss for the second quarter and half year was 35% and 34% respectively. The effective tax rate on replacement cost profit or loss for the second quarter and half year was 30% and 27% respectively, compared with 35% and 36% a year ago. Excluding the impact of the Gulf of Mexico oil spill, the effective tax rate on replacement cost profit for the second quarter was 35% and for the half year was 34%.

•	Net cash provided by operating activities for the quarter and half year was $6.8 billion and $14.4 billion, including a $2.1-billion cash outflow relating to the Gulf of Mexico oil spill response, compared with $6.8 billion and $12.3 billion respectively a year ago.

•	Total capital expenditure for the second quarter and half year was $6.2 billion and $10.9 billion respectively. Organic capital expenditure(c) in the second quarter and half year was $4.4 billion and $8.2 billion respectively. Organic capital expenditure for 2010 and 2011 is expected to be around $18 billion a year. Disposal proceeds were $0.7 billion for the quarter and $0.8 billion for the half year. The group plans to dispose of assets with a value of up to $30 billion over the next 18 months, including $7 billion from the recently announced disposals to Apache Corporation.

•	Gross debt at the end of the quarter was $30.6 billion compared with $36.2 billion a year ago. The ratio of gross debt to gross debt plus equity was 26%, compared with 27% a year ago. Net debt at the end of the quarter was $23.2 billion, compared with $27.1 billion a year ago. The ratio of net debt to net debt plus equity was 21% compared with 22% a year ago. Net debt information is non-GAAP and is defined on page 9. The ratios for both gross and net debt at the end of the second quarter 2010 were impacted by the reduction in equity arising from the liabilities we have recognized in relation to the Gulf of Mexico oil spill. The group intends to reduce net debt to $10-15 billion within the next 18 months.

•	On 27 July 2010, BP announced that, by mutual agreement with the BP board, Tony Hayward is to step down as group chief executive with effect from 1 October 2010. He will be succeeded as of that date by fellow executive director Robert Dudley.

(a)	Profit (loss) attributable to BP shareholders.

(b)	Replacement cost profit reflects the replacement cost of supplies and is the measure of profit or loss for each operating segment that is required to be disclosed under International Financial Reporting Standards (IFRS), as explained in more detail on page 21. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses and their associated tax effect. Replacement cost profit or loss for the group is not a recognized GAAP measure. Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information.

(c)	Organic capital expenditure excludes acquisitions and asset exchanges and the accounting for our transaction with Value Creation Inc. (see page 20).
The commentaries above and following should be read in conjunction with the cautionary statement on page 15.

Gulf of Mexico oil spill
On 20 April 2010 an explosion and fire occurred on the semi-submersible rig Deepwater Horizon in the Gulf of Mexico and on 22 April the vessel sank. The accident resulted in the tragic loss of 11 lives and the significant loss of containment of hydrocarbons. The rig, operated by Transocean Holdings LLC, was drilling the Mississippi Canyon 252 exploration well (MC252 well) in respect of which BP Exploration & Production Inc. is the named party on the lease and operator with a 65% working interest.
From the time of the incident until 15 July, oil and gas was flowing into the Gulf of Mexico from the well. The National Incident Command’s Flow Rate Technical Group has estimated a flow rate of between 35,000 and 60,000 barrels of oil per day as issued on 15 June. Since the incident occurred, BP has been pursuing multiple parallel tracks to stop the flow of hydrocarbons, to contain and capture, or disperse, the oil subsea, to collect or disperse oil that has reached the surface, to protect the shores, and to clean up oil that has reached the shores. These efforts are being carried out in conjunction with government authorities and other industry experts. Since oil first reached the shore, a total of 836 miles of Gulf Coast shoreline in Louisiana, Mississippi, Alabama and Florida have been oiled. BP has committed to clean up the oil and to pay all legitimate claims arising from the spill.
BP is subject to a number of legal proceedings and investigations related to the incident, including: a US Department of Justice investigation to determine whether US civil or criminal laws have been violated; a US Presidential Commission to examine the causes of the incident; a joint investigation by the U.S. Coast Guard and the Bureau of Ocean Energy Management, Regulation and Enforcement (which until June 2010 was named the Minerals Management Service); the Securities and Exchange Commission and other investigations by US state and federal agencies including the US Chemical Safety and Hazard Investigation Board as well as the US Congress. In addition, BP group companies are among those named as defendants in more than 300 private civil lawsuits. Further information is provided in Legal proceedings on pages 46 — 49.
In the period following the incident, the BP board has met 14 times, and its committees held 16 meetings, at which actions responsive to the incident were considered and assessed. A Gulf Coast Restoration organisation has been established to manage all aspects of the response to the incident, and board director Bob Dudley has been appointed its president and chief executive officer. Mr Dudley reports directly to the group chief executive officer Tony Hayward. A new board committee has been established to provide oversight to this organisation. The following is a summary of the actions undertaken in response to the oil spill and a current assessment of the financial and other implications for BP. Additional information is provided in Note 2 on pages 26 — 29 and under Principal risks and uncertainties on pages 39 — 45.
Subsea operations response
BP believes that the drilling of relief wells constitutes the ultimate means to seal and isolate the well permanently and stop the flow of oil and gas. Two relief wells are being drilled, the first of which started on 2 May and had reached a depth of 17,864 feet prior to the suspension of operations in preparation for potentially adverse weather associated with tropical storm Bonnie. The first relief well is at its last casing end point and, following the casing set, additional ranging runs will be used to guide the drill bit to a MC252 well intercept point at approximately 18,000 feet. After interception, operations are expected to begin to kill the flow of oil and gas from the reservoir by pumping specialized heavy fluids down the relief well. As a contingency, a second relief well was started on 16 May and had reached a depth of 15,874 feet before operations were suspended to ensure that there is no interference with the first relief well. Although uncertainty still exists, the first well is anticipated to be completed during August subject to weather delays from tropical storms or hurricanes. The second well will only be progressed further if the first well is not successful.
On 23 July, relief well activities at the MC252 well site were temporarily suspended because of potentially adverse weather associated with tropical storm Bonnie. Following the passing of the weather system, the rig that is drilling the first relief well returned to its site on 24 July and is taking the steps necessary to reconnect with the well and resume drilling operations. These steps are expected to take a number of days. The rig that is drilling the second relief well is also moving back into position, and will take steps necessary to reconnect to the second relief well. However, work on the second relief well has been suspended so as not to interfere with the first.
Efforts to contain or stop the flow of oil to date have included multiple attempts to activate the blow-out preventer (BOP), the deployment of a containment dome, the deployment of a riser insertion tube tool (RITT), an effort to ‘top kill’ the well, the deployment of the lower marine riser package cap containment system (LMRP) connected to the drill-ship ‘Discoverer Enterprise’, an enhanced production system used to flare oil and gas through the ‘Q4000’ intervention vessel and finally through a free-standing riser system connecting the kill line of the BOP to the floating production unit ‘Helix Producer’. Together, these systems have successfully collected or flared approximately 827,000 barrels of oil.
On 12 July, the containment cap was removed from the LMRP and a three-ram sealed capping stack was installed in its place. On 15 July, the valves of the capping stack were closed and the well currently remains shut in, with no oil flowing into the Gulf. A well integrity test has been under way and should the test conclude successfully, it may be possible for the MC252 well to remain shut in until the completion of the relief well. If not, we would expect to resume containment activities unless prevented by adverse weather.
Current containment capacity is around 35,000 barrels of oil per day. Plans are being progressed for additional containment capacity and flexibility that would be expected to ultimately increase recoverable oil volumes to 60,000 — 80,000 barrels per day. This is intentionally designed with more capacity than the Flow Rate Technical Group has estimated to have been leaking from the well to ensure redundancy in the system in case of operational interruptions and to allow us to capture as much of the hydrocarbon spillage as possible from the well.
All of these operations are complex and involve risks and uncertainties as they have not previously been carried out under these conditions or at these depths under water. The continued operation of the containment systems and ability to contain the oil and gas cannot be assured. The timing for a relief well to successfully seal and isolate the MC252 well permanently is uncertain.

Gulf of Mexico oil spill (continued)
Surface operations response(a)
On the surface, BP is working closely with the National Incident Command and numerous governmental agencies to remove oil from the water and to protect the shoreline from oil impact. Due to the risk that tropical storm Bonnie posed to the safety of the personnel and equipments, many of the vessels and rigs moved away from the area. Following the passing of the storm, they have since begun to return. This temporary suspension of activities had an impact on the response operations and the drilling of the relief wells. There have been more than 6,390 vessels (including skimmers, tugs, barges and recovery vessels) and over 11 million feet of boom deployed offshore to reduce the amount of oil reaching the shoreline. The operations had recovered, in total, approximately 825,000 barrels of oily liquid. In addition, a total of 409 controlled burns had been carried out, removing an estimated 261,400 barrels of oil from the surface of the sea.
Altogether, we have mobilized an unprecedented spill response. This includes the deployment of approximately 40,000 people across five states to protect and clean up the shoreline. It includes shoreline clean-up and assessment teams and the use of specialized clean-up equipment deployed to respond to oiling. Specialized marsh-cleaning experts have been employed and we are working closely with experts to minimize the impact on wildlife.
Claims process and escrow account
BP has established a claims process in accordance with the requirements of the Oil Pollution Act of 1990 (OPA 90), which allows claimants to make a claim against BP as a designated responsible party. BP is working to pay all legitimate claims as promptly as possible. It is expected that during August, responsibility for the administration of individual and business claims will transfer to the Gulf Coast Claims Facility (GCCF) headed by Ken Feinberg. Mr. Feinberg was jointly appointed by BP and the President of the United States and will independently manage the GCCF.
In addition, BP has agreed to establish a $20-billion escrow account to be funded over the next three and a half years. While the escrow account is building, BP’s commitments will be assured by the setting aside of US assets with a value of $20 billion. The terms of such security are still under discussion. The escrow account will be available to satisfy legitimate claims adjudicated by the GCCF, final judgments in litigation and litigation settlements, state and local response costs, and natural resource damages and related costs. Fines and penalties will be paid separately and not from the escrow account. Payments from the escrow account will be made as costs are finally determined or claims are adjudicated, whether by the GCCF, or by a court, or as agreed by BP. The GCCF will evaluate all individual and business OPA 90 claims excluding all government claims. The establishment of this account does not represent a cap or floor on BP’s liabilities and BP does not admit to a liability of this amount. Any amounts left in the account once all legitimate claims have been resolved and paid will revert to BP. To date, approximately 127,400 claims have been submitted and payments totalling approximately $243 million have been made. See Note 2 on pages 26 — 29 for further information on the escrow account and on contingent liabilities arising from the incident.
Restoration, research and other donations
BP has committed that its share of the revenue (net of royalties and transportation costs) from the sale of oil recovered from skimming operations and the well containment systems will be donated to the National Fish and Wildlife Foundation (NFWF). This commitment is in addition to BP’s obligations under OPA 90. NFWF will direct this money to projects to benefit the wildlife of the affected Gulf Coast States. To date, BP’s donations to NFWF have amounted to $10 million. The sums committed to NFWF will be dependent upon the amount of oil collected during operations and the price at which the oil is sold.
BP has committed to fund up to $500 million for a 10-year research programme studying the impact of the Gulf of Mexico oil spill, and its associated response, on the marine and shoreline environment of the Gulf of Mexico. To date, initial grants have been awarded to three academic research groups with a total value of $25 million.
BP has agreed as part of the spill response to fund the $360-million cost of six berms in the Louisiana barrier islands project, through six equal payments. The first two payments of $60 million each have been made in June and July and the remaining four payments will occur in line with project completion milestones to be certified by the Coastal Protection and Restoration Authority of Louisiana.
BP has agreed to provide $100 million as a voluntary contribution to help compensate oil rig workers in the Gulf of Mexico who are unable to work as a result of the six-month moratorium imposed by the US Government on certain offshore drilling activities through 30 November 2010.
Financial impact of the response
The group income statement for the second quarter reflects a pre-tax charge of $32,192 million in relation to the Gulf of Mexico oil spill. This amount comprises costs incurred up to 30 June 2010, obligations for future costs which can be estimated reliably at this time and rights and obligations under the escrow account.
Costs incurred to 30 June 2010 include the cost of the spill response, containment, relief well drilling, grants to the states whose shorelines are affected, claims paid and federal costs (including the involvement of the U.S. Coast Guard).

(a)	Operational data is derived from the Joint Information Centre of the Deepwater Horizon Unified Command. The data changes on a daily basis and the numbers are not cumulated.

Gulf of Mexico oil spill (continued)
The amount provided for future costs reflects offshore and onshore oil spill response, BP’s commitment to a 10-year environmental research programme, and the funding of the Louisiana barrier islands project, estimated legal costs expected to be incurred in relation to litigation, and an amount for estimated penalties for strict liability under the Clean Water Act. The calculation for fines and penalties under the Clean Water Act assumes that the flow of hydrocarbons will have been permanently halted during August and an estimate of the flow rate within the range of figures published and is based upon BP’s belief that it was not grossly negligent. The charge does not reflect any amounts in relation to fines and penalties except for those relating to the Clean Water Act, as it is not possible to estimate reliably either the amount or timing of such additional amounts.
BP has committed to establish and fund an escrow account of $20 billion to be funded over the next three and a half years which will be available to satisfy legitimate claims payable under the GCCF, final judgments in litigation and litigation settlements, state and local response costs, and natural resource damages and related costs. The charge for the period includes $20 billion in relation to these items, adjusted to take account of the time value of money. Fines and penalties are not covered by the escrow account.
Contingent liabilities
BP has provided for its best estimate of items that will be paid through the $20-billion escrow account. At the present time, BP considers it is not possible to measure reliably any obligation in relation to future claims, including natural resource damage under OPA 90, or litigation actions which have been received to date and which may be received in the future. Although it is not possible at the current time to estimate a liability in excess of the amount currently provided, BP’s full obligation under the $20-billion escrow account has been expensed in the income statement, taking account of the time value of money, in the current period.
For those items not covered by the escrow account it is not possible to measure reliably any obligation in relation to potential fines and penalties except, subject to certain assumptions noted above, for those relating to the Clean Water Act.
The magnitude and timing of possible obligations in relation to the Gulf of Mexico oil spill are subject to a very high degree of uncertainty as described further in Principal risks and uncertainties on pages 39 — 45. Any such possible obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Therefore no amounts have been provided as at 30 June 2010 in relation to these. Furthermore, other material unanticipated obligations may arise in future in relation to the incident.
Co-owner recovery
BP is the operator of the MC252 well and holds a 65% working interest, with the remaining 35% interest held by two joint venture partners. Under International Financial Reporting Standards (IFRS), recovery must be virtually certain for receivables to be recognized. While BP believes that it has a contractual right to recover the partners’ shares of the costs incurred, no amounts have been recognized in the financial statements. To date $1,433 million has been billed to the joint venture partners which BP believes to be contractually recoverable. Of this amount, $1,010 million relates to costs incurred relating to the incident for the period to 30 June 2010. The June bill in the amount of $384 million was submitted to our joint venture partners under the joint operating agreement but they have each written to BP indicating that they are withholding payment in light of the investigations surrounding the incident.
Liquidity and capital resources
Following the incident, the group has incurred significant costs and there is uncertainty in relation to both the amount and timing of future expenditures and the implications for future activities. Information on the principal risks and uncertainties faced by the group is included on pages 39 — 45.
Since the incident the credit rating of BP p.l.c. has been downgraded, as explained more fully in Principal risks and uncertainties on pages 39 — 45. In addition, the adverse news flow and market speculation has led to the group’s credit default swap spreads widening to levels that imply significantly weaker ratings. Consequently the group has not accessed some of the financing options that were available on more acceptable terms in the past.
In response to the incident the group has increased the banking facilities available to it and has initiated certain actions to improve cash flows. The group is actively managing short- and longer-term liquidity in the current environment in order to fund current operations and capital expenditure, to meet its commitments in respect of the clean-up operations, to settle all legitimate claims as well as fines and penalties, and to build contingency and resilience into the group’s financial framework. Actions being taken include increased disposals, decreased capital expenditure, and other activities.
The group has agreed to fund a $20-billion escrow account over the next three and a half years to cover claims under OPA 90. No dividend has been paid for the first quarter and no dividend payments will be paid in relation to the second and third quarters of 2010. The board will consider its position on future ordinary share dividend payments in 2011 at the time of issuance of the fourth quarter 2010 results in February 2011.

Gulf of Mexico oil spill (continued)
Liquidity position at 30 June 2010
During the first six months of the year net cash provided by operating activities was $14.4 billion. As at 30 June 2010 the group’s liquidity position can be summarised as follows.
•	Cash and cash equivalents were $7.3 billion.

•	The group’s finance debt amounted to $30.6 billion of which $8.3 billion was due for repayment within the following 12 months.

•	The group had available undrawn committed borrowing facilities(a) of $16 billion, made up of:
•	$5.25 billion, of which $0.4 billion is available until mid-September 2011, $4.55 billion until mid-October 2011 and $0.3 billion until mid-January 2013(b);

•	$6 billion which can be drawn up until the end of May 2011, and is repayable 364 days from the date of drawing(c);

•	$4.75 billion available until mid-December 2010(b).

(a)	See Principal risks and uncertainties on pages 39 — 45 regarding risks to BP’s ability to make a drawdown on its committed facilities.

(b)	Any drawings under these facilities would also be repayable by these dates.

(c)	An additional facility of $0.75 billion was established after the end of the second quarter, which is available until early July 2011 on the same terms.
In addition to debt repayment of $8.3 billion, the group is committed to acquisition payments in relation to our transaction with Devon Energy of $4.4 billion in the next 12 months. Also in the next 12 months, the group is committed to estimated payments of $13.9 billion in relation to the Gulf of Mexico oil spill related costs, including escrow funding, which has been provided for in the accounts. Certain costs have not been provided for because it is not possible to measure reliably the obligations. See Note 2 on pages 26 — 29 for further information.
Organic capital expenditure for 2010 and 2011 is expected to be around $18 billion a year. Organic capital expenditure excludes acquisitions and asset exchanges and the accounting for our transaction with Value Creation Inc. in the first half of 2010.
On 20 July, BP announced the disposal of certain assets to Apache Corporation. The aggregate proceeds for the deals is $7 billion, subject to customary post-completion price adjustments. Proceeds are to be paid in cash with a deposit of $5 billion expected to be paid on 30 July 2010 and a further $2 billion on closing. Each sale will take place through a separate agreement between BP and Apache. Although these disposals are subject to certain regulatory approvals and other customary conditions to closing, it is expected that they will all be completed during the third quarter of 2010. The group plans to dispose of assets with a value of up to $30 billion over the next 18 months, including the disposals to Apache Corporation.
The group intends to reduce net debt to $10-15 billion within the next 18 months.
Liquidity review
The group conducted a liquidity review in conjunction with the preparation of the interim financial statements. Monthly cash flow forecasts have been prepared for the period to the end of 2011. These forecasts have been subject to sensitivity testing under various downside scenarios which have been designed to model the impact of the reasonably foreseeable uncertainties faced by the group. The scenarios considered included a later than anticipated date for halting the flow of hydrocarbons from the damaged well, restrictions on financing, a further downgrade in credit rating resulting in increased collateral requirements, and lower hydrocarbon prices.
BP believes that, taking into account its undrawn borrowing facilities and its ability to generate cash, including disposal proceeds, the group has sufficient working capital for foreseeable requirements.
Other impacts on the business
A six-month moratorium on deepwater exploration and development drilling has been imposed by the US Government and similar actions may be taken by governments elsewhere in the world.
More widespread moves to change regulatory standards elsewhere in the world are under consideration but have yet to be taken. These could materially impact the timing and cost of future exploration, development and production activity. See Principal risks and uncertainties on pages 39 — 45 for further information.
The incident has damaged BP’s reputation and brand, with adverse public and political sentiment evident. This could persist into the longer term, which could impede our ability to deliver long-term growth. See Principal risks and uncertainties on pages 39 — 45 for further information.

Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) for the period

Second quarter			First half
2009	2010		2010	2009

		$ million
5,046	6,244	Exploration and Production	14,536	9,366
680	2,075	Refining and Marketing	2,804	1,770
(583)	(70)	Other businesses and corporate	(398)	(1,344)
—	(32,192)	Gulf of Mexico oil spill response(a)	(32,192)	—
76	98	Consolidation adjustment	306	(329)

5,219	(23,845)	RC profit (loss) before interest and tax(b)	(14,944)	9,463

(321)	(214)	Finance costs and net finance income or expense relating to pensions and other post-retirement benefits	(442)	(689)
(1,714)	7,188	Taxation on a replacement cost basis	4,222	(3,168)
(44)	(102)	Minority interest	(211)	(79)

3,140	(16,973)	Replacement cost profit (loss) attributable to BP shareholders	(11,375)	5,527

1,874	(284)	Inventory holding gains (losses)	421	2,128
(629)	107	Taxation (charge) credit on inventory holding gains and losses	(117)	(708)

4,385	(17,150)	Profit (loss) for the period attributable to BP shareholders	(11,071)	6,947

(a)	See Note 2 on pages 26 — 29 for further information on the accounting for the Gulf of Mexico oil spill response.

(b)	Replacement cost profit or loss reflects the replacement cost of supplies. Replacement cost profit (loss) for the group is a non-GAAP measure. For further information see page 21.
Total of non-operating items and fair value accounting effects(a)(b)

Second quarter			First half
2009	2010		2010	2009

		$ million
642	(61)	Exploration and Production	43	1,111
(292)	351	Refining and Marketing	291	(751)
(39)	71	Other businesses and corporate	(47)	(360)
—	(32,192)	Gulf of Mexico oil spill response	(32,192)	—

311	(31,831)		(31,905)	—
(109)	9,878	Taxation credit (charge)(c)	9,903	8

202	(21,953)		(22,002)	8

(a)	An analysis of non-operating items by type is provided on page 22 and an analysis by region is shown on pages 11, 13 and 14.

(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 23.

(c)	Tax is calculated using the quarter’s effective tax rate (excluding the impact of the Gulf of Mexico oil spill) on replacement cost profit or loss, except in the case of the Gulf of Mexico oil spill response costs where tax has been calculated based on the US statutory tax rate.

Per share amounts

Second quarter			First half
2009	2010		2010	2009

		Per ordinary share (cents)(a)
23.41	(91.29)	Profit (loss) for the period	(58.96)	37.10
16.76	(90.35)	RC profit (loss) for the period	(60.58)	29.51

		Per ADS (dollars)(a)
1.40	(5.48)	Profit (loss) for the period	(3.54)	2.23
1.01	(5.42)	RC profit (loss) for the period	(3.63)	1.77

(a)	See Note 6 on page 31 for details of the calculation of earnings per share.
Net debt ratio — net debt: net debt + equity

Second quarter			First half
2009	2010		2010	2009

		$ million
36,240	30,580	Gross debt	30,580	36,240
179	53	Less: fair value asset (liability) of hedges related to finance debt	53	179

36,061	30,527		30,527	36,061
8,959	7,310	Cash and cash equivalents	7,310	8,959

27,102	23,217	Net debt	23,217	27,102

96,949	86,362	Equity	86,362	96,949
27%	26%	Gross debt ratio	26%	27%
22%	21%	Net debt ratio	21%	22%

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.
Dividends
Dividends payable
Following the Gulf of Mexico oil spill and the agreement to establish the $20-billion escrow account, the BP board reviewed its dividend policy and decided to cancel the previously announced first-quarter interim ordinary share dividend scheduled for payment on 21 June, and further decided that no interim ordinary share dividends will be paid in respect of the second and third quarters of 2010. The board will consider its position on future ordinary share dividend payments in 2011 at the time of issuance of the fourth quarter 2010 results in February 2011.
Dividends paid

Second quarter			First half
2009	2010		2010	2009

		Dividends paid per ordinary share
14.000	—	cents	14.000	28.000
9.584	—	pence	8.679	19.402
84.00	—	Dividends paid per ADS (cents)	84.00	168.00

Exploration and Production

Second quarter			First half
2009	2010		2010	2009

		$ million
12,848	15,215	Sales and other operating revenues	33,295	25,191

5,062	6,189	Profit before interest and tax(a)	14,505	9,348
(16)	55	Inventory holding (gains) losses	31	18

5,046	6,244	Replacement cost profit before interest and tax(b)	14,536	9,366

		By region
1,161	1,798	US	4,560	2,304
3,885	4,446	Non-US	9,976	7,062

5,046	6,244		14,536	9,366

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	See page 21 for information on replacement cost reporting for operating segments.
Sales and other operating revenues for the second quarter and half year were $15 billion and $33 billion respectively, compared with $13 billion and $25 billion for the corresponding periods in 2009. The increases for both the quarter and half year were primarily due to higher realizations, with a partial offset from lower volumes.
The replacement cost profit before interest and tax for the second quarter and half year was $6,244 million and $14,536 million respectively, increases of 24% and 55% compared with the same periods in 2009. The increase in both periods was primarily due to higher realizations and lower depreciation, partly offset by lower volumes. In addition, gas marketing and trading fell to a loss in the second quarter resulting in a reduction in the reported result for the second quarter and half year, compared with the same periods last year, of more than $500 million. The current half year also reflected higher earnings from equity-accounted entities, primarily TNK-BP, and higher production taxes.
In addition, the second quarter and half year benefited from net non-operating gains of $61 million and $102 million respectively, primarily reflecting gains on the sale of operations partly offset by fair value losses on embedded derivatives. The corresponding periods in 2009 included net non-operating gains of $507 million and $818 million respectively. In the second quarter and half year, fair value accounting effects had unfavourable impacts of $122 million and $59 million respectively compared with favourable impacts of $135 million and $293 million in the same periods of last year.
Production for the quarter was 3,846mboe/d, 4% lower than the second quarter of 2009. After adjusting for entitlement impacts in our production-sharing agreements (PSAs) the decrease was 2%. This reflects higher seasonal turnarounds compared with a year ago, mainly in the Gulf of Mexico, and impacts to production as a consequence of the Gulf of Mexico oil spill. Seasonal turnaround activities will continue in the third quarter and will affect costs and margins as well as volumes.
Reported production for the half year was 3,928mboe/d, 2% lower than the same period of 2009. After adjusting for the effect of entitlement changes in our PSAs, production was slightly lower.
We have continued to make strategic progress. During the quarter, we completed two components of our transaction with Devon Energy — the acquisition of assets in the Gulf of Mexico and the sale of a 50% stake in our Kirby oil sands interests in Alberta, Canada. Separately, in China we have reached agreement with Devon Energy to acquire a 40.8% interest in the exploration period, equivalent to a 20% interest during the development period, in Block 42/05 in the deepwater South China Sea. The transaction is currently going through the Chinese government’s approval process. In Indonesia, we were awarded a joint study on the West Sanga Sanga block to assess coalbed methane options.
After the end of the quarter, we announced that we have entered into several agreements to sell upstream assets in the US, Canada and Egypt to Apache Corporation. The deals, together worth a total of $7 billion, comprise BP’s Permian Basin assets in Texas and south-east New Mexico, US; its Western Canadian upstream gas assets; and the Western Desert business concessions and East Badr El-din exploration concession in Egypt. Production in 2010 will be impacted by these transactions and potentially by further divestments of non-core assets.
Also after the end of the quarter, a key milestone in the gas negotiations for Shah Deniz Phase 2 was reached as a result of memoranda of understanding agreed between the governments of Azerbaijan and Turkey and between the State Oil Company of the Azerbaijan Republic (SOCAR) and BOTAS Petroleum Corporation. These memoranda set key terms (including volumes, prices and tariffs) for the transit of gas from Azerbaijan to Turkey and ultimately to Europe, thus unlocking access to this market for Shah Deniz gas. Also in Azerbaijan, SOCAR and BP signed a heads of agreement that defines the basic commercial principles for a PSA for the Shafag and Asiman offshore block.
In Egypt, BP announced that it has signed a new agreement with the Egyptian Ministry of Petroleum and the Egyptian General Petroleum Corporation to develop the significant hydrocarbon resources in the North Alexandria (BP 60% and operator) and West Mediterranean (BP 80% and operator) deepwater concessions.

Exploration and Production

Second quarter			First half
2009	2010		2010	2009

		$ million
		Non-operating items
118	(156)	US	(218)	189
389	217	Non-US	320	629

507	61		102	818

		Fair value accounting effects(a)
92	(35)	US	46	300
43	(87)	Non-US	(105)	(7)

135	(122)		(59)	293

		Exploration expense
235	64	US	133	279
112	68	Non-US	119	187

347	132		252	466

		Production (net of royalties)(b)
		Liquids (mb/d) (net of royalties)(c)
661	581	US	623	652
201	184	Europe	199	206
837	859	Russia	854	830
827	759	Rest of World	779	827

2,526	2,383		2,455	2,515

1,130	1,149	Of which equity-accounted entities	1,140	1,123

		Natural gas (mmcf/d) (net of royalties)
2,339	2,240	US	2,231	2,337
645	551	Europe	575	741
555	647	Russia	660	598
5,041	5,046	Rest of World	5,076	4,997

8,580	8,484		8,542	8,673

985	1,080	Of which equity-accounted entities	1,086	1,029

		Total hydrocarbons (mboe/d)(d)
1,064	968	US	1,007	1,055
312	279	Europe	298	334
933	971	Russia	968	933
1,696	1,628	Rest of World	1,655	1,689

4,005	3,846		3,928	4,011

1,299	1,335	Of which equity-accounted entities	1,328	1,300

		Average realizations(e)
52.33	72.90	Total liquids ($/bbl)	72.35	46.84
2.86	3.76	Natural gas ($/mcf)	4.01	3.25
35.02	47.08	Total hydrocarbons ($/boe)	48.16	33.22

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 23.

(b)	Includes BP’s share of production of equity-accounted entities.

(c)	Crude oil and natural gas liquids.

(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

Refining and Marketing

Second quarter			First half
2009	2010		2010	2009

		$ million
49,333	67,250	Sales and other operating revenues	131,536	89,906

2,536	1,850	Profit before interest and tax(a)	3,258	3,953
(1,856)	225	Inventory holding (gains) losses	(454)	(2,183)

680	2,075	Replacement cost profit before interest and tax(b)	2,804	1,770

		By region
(326)	757	US	694	(18)
1,006	1,318	Non-US	2,110	1,788

680	2,075		2,804	1,770

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	See page 21 for information on replacement cost reporting for operating segments.
Sales and other operating revenues for the second quarter and half year were $67 billion and $132 billion respectively, compared with $49 billion and $90 billion for the corresponding periods in 2009. The increases for both the quarter and half year primarily reflected increases in sales of refined products, driven mainly by higher prices but also by higher volumes.
The replacement cost profit before interest and tax for the second quarter and half year was $2,075 million and $2,804 million respectively. The results in the equivalent periods of 2009 were $680 million and $1,770 million respectively. The 2010 results included net non-operating gains of $232 million for the second quarter and $162 million for the half year. A year ago, there were net non-operating charges of $166 million and $516 million respectively. Fair value accounting effects had favourable impacts of $119 million for the second quarter and $129 million for the half year. A year ago, there were unfavourable impacts of $126 million and $235 million respectively.
Compared with a year ago, the result for the second quarter and the first half of 2010 reflected improved operational performance in the fuels value chains, and continued strong margin capture in the international businesses, with both lubricants and petrochemicals performing very well. In the first half these improvements were offset by a significantly weaker supply and trading contribution in contrast to the particularly strong contribution in the same period of 2009.
In the second quarter the refining environment continued its recovery, following the 15-year low recorded for the GIM in the fourth quarter of 2009. Compared with a year ago, the overall refining and marketing environment was slightly weaker in both the second quarter and half year.
In the first half, refining throughputs in the fuels value chains increased by over 170mb/d and Solomon refining availability was up by two percentage points at 94.9%.
In the international businesses, the petrochemicals business was able to capture the benefit of demand recovery, particularly in China, through high reliability and record sales volumes.
In the second quarter, our US businesses returned to profitability. Compared with a year ago, the increase for the second quarter was primarily due to improvements in operational performance, margin capture and cost efficiency. Strong operational performance and cost efficiency also contributed to an improved half year result, although we did not see a repeat of last year’s particularly strong supply and trading contribution.
On 23 June, BP executed agreements confirming the sale of BP’s fuels and convenience retail business in France to Delek Europe B.V. for €180 million (approximately $251 million) plus working capital adjustments. The transaction is expected to close in the second half of 2010, subject to regulatory approvals.
On 13 July, BP executed agreements confirming the sale of 7.8 million barrels of crude oil storage in Cushing, Oklahoma and more than 100 miles of active petroleum pipelines to Magellan Midstream Partners, L.P. for $289 million plus working capital adjustments, subject to regulatory approval. This is part of the ongoing intent announced in the fourth quarter of 2009 to explore options to divest a number of non-strategic pipelines and terminals in the US Mid-West, Gulf Coast and West Coast during 2010 and 2011.
Looking ahead, we expect the usual seasonal decline in refining margins in the third quarter.

Refining and Marketing

Second quarter			First half
2009	2010		2010	2009

		$ million
		Non-operating items
(27)	151	US	148	(161)
(139)	81	Non-US	14	(355)

(166)	232		162	(516)

		Fair value accounting effects(a)
(46)	37	US	53	19
(80)	82	Non-US	76	(254)

(126)	119		129	(235)

		Refinery throughputs (mb/d)
1,188	1,350	US	1,358	1,176
763	770	Europe	775	773
318	309	Rest of World	295	308

2,269	2,429	Total throughput	2,428	2,257

93.6	94.6	Refining availability (%)(b)	94.9	92.9

		Sales volumes (mb/d)(c)
		Marketing sales by region
1,431	1,466	US	1,442	1,417
1,457	1,312	Europe	1,369	1,493
634	622	Rest of World	626	625

3,522	3,400	Total marketing sales	3,437	3,535
2,228	2,544	Trading/supply sales	2,583	2,270

5,750	5,944	Total refined product sales	6,020	5,805

		Global Indicator Refining Margin (GIM) ($/bbl)(d)
7.14	8.18	US West Coast	5.76	8.54
6.00	6.59	US Gulf Coast	5.05	6.34
8.54	7.54	US Midwest	4.72	7.79
3.10	3.84	North West Europe	4.06	3.88
2.55	3.92	Mediterranean	3.52	3.05
(0.11)	0.85	Singapore	0.91	1.19
4.98	5.49	BP Average GIM	4.29	5.59

		Chemicals production (kte)
744	1,088	US	2,028	1,457
867	985	Europe	1,966	1,655
1,221	1,846	Rest of World	3,733	2,465

2,832	3,919	Total production	7,727	5,577

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 23.

(b)	Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)	Does not include volumes relating to crude oil.

(d)	The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Other businesses and corporate

Second quarter			First half
2009	2010		2010	2009
		$ million
603	794	Sales and other operating revenues	1,584	1,187

(581)	(74)	Profit (loss) before interest and tax(a)	(400)	(1,381)
(2)	4	Inventory holding (gains) losses	2	37

(583)	(70)	Replacement cost profit (loss) before interest and tax(b)	(398)	(1,344)

		By region
(129)	(119)	US	(350)	(408)
(454)	49	Non-US	(48)	(936)

(583)	(70)		(398)	(1,344)

		Results include
		Non-operating items
(33)	(7)	US	(113)	(149)
(6)	78	Non-US	66	(211)

(39)	71		(47)	(360)

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	See page 21 for information on replacement cost reporting for operating segments.
Other businesses and corporate comprises the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents), and corporate activities worldwide.
The replacement cost loss before interest and tax for the second quarter and half year was $70 million and $398 million respectively, compared with losses of $583 million and $1,344 million a year ago. The net non-operating gain for the second quarter was $71 million and a net charge of $47 million for the half year, compared with net charges of $39 million and $360 million a year ago.
Compared with a year ago, the result for the second quarter and the first half of 2010 reflected improved business results, lower costs and favourable foreign exchange effects.
In Alternative Energy, our solar business achieved sales of 58MW, compared with 27MW a year ago. For the half year, solar sales were 112MW (2009 42MW). In our US wind business, net wind generation capacity(c) at the end of the second quarter was 711MW (1,237MW gross), compared with 678MW (1,113MW gross) at the end of the same period a year ago.
On 15 April, we completed the sale of our 35% interest in K-Power, a gas fired power asset in Gwangyang, South Korea, to SK Holdings Co Ltd for $316 million.
On 15 July, we announced an agreement to acquire Verenium Corporation’s biofuels business, for consideration of $98 million.

(c)	Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains forward-looking statements particularly those regarding production and quarterly phasing of production, third quarter seasonal turn around effect and its impact on costs, margins and volumes; refining and petrochemicals margins; movements in oil and gas prices; refinery turnaround activities; expected supply and trading contribution in the third quarter; planned capital expenditures; planned disposals and divestments over the next 18 months; anticipated reductions in net debt over the next 18 months; the ongoing legal proceedings in relation to the Texas City refinery explosion, the Exxon Valdez oil spill and certain claims against Atlantic Richfield; the continued operations to permanently seal and isolate the MC252 well, including the anticipated timing for completion of the two relief wells; the effect of a hurricane or severe tropical storm in proximity to the containment and control operations; the anticipated timing for halting the flow of hydrocarbons and for completion of the ongoing clean-up operations, and the long-term environmental impact of the spill; payments from the escrow account, the setting aside of assets while the fund is building and adjudication of claims by the Gulf Coast Claims Facility; and the impact of the incident on the group, including (i) the magnitude and timing of possible obligations in relation to the incident, (ii) the impact on the group’s cash flows and liquidity, (iii) the impact on the group’s access to new opportunities and ability to implement its strategic plans and deliver long-term growth, including the impact of damage to BP’s brand and reputation, (iv) future ratings downgrades arising out of the incident, (v) the impact on the group’s financing costs, access to financing, ability to draw down on its committed borrowing facilities and trading activities, (vi) the types of enforcement action that US authorities could seek to take against BP as a result of the incident and (vii) changes in regulation arising out of the incident. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement, including under ‘Principal risks and uncertainties’ on pages 39 — 45. For more information you should refer to our Annual Report and Accounts 2009 and our 2009 Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC).
Notice to investors: BP has received written comments from the SEC regarding its 2009 Annual Report on Form 20-F and a Form 6-K in a letter dated 19 July 2010.

Group income statement

Second quarter			First half
2009	2010		2010	2009

		$ million
54,777	73,725	Sales and other operating revenues (Note 4)	146,796	102,073
357	257	Earnings from jointly controlled entities — after interest and tax	660	577
714	760	Earnings from associates — after interest and tax	1,523	999
191	158	Interest and other income	300	394
522	971	Gains on sale of businesses and fixed assets	1,009	603

56,561	75,871	Total revenues and other income	150,288	104,646

36,007	54,536	Purchases	106,177	66,784
5,683	37,979	Production and manufacturing expenses(a) (Note 5)	43,719	11,577
987	1,238	Production and similar taxes (Note 5)	2,514	1,661
3,092	2,780	Depreciation, depletion and amortization	5,776	5,915
216	(56)	Impairment and losses on sale of businesses and fixed assets	108	353
347	132	Exploration expense	252	466
3,290	2,939	Distribution and administration expenses	5,959	6,639
(154)	452	Fair value (gain) loss on embedded derivatives	306	(340)

7,093	(24,129)	Profit (loss) before interest and taxation	(14,523)	11,591
274	225	Finance costs	463	592
47	(11)	Net finance expense (income) relating to pensions and other post-retirement benefits	(21)	97

6,772	(24,343)	Profit (loss) before taxation	(14,965)	10,902
2,343	(7,295)	Taxation(a)	(4,105)	3,876

4,429	(17,048)	Profit (loss) for the period	(10,860)	7,026

		Attributable to
4,385	(17,150)	BP shareholders	(11,071)	6,947
44	102	Minority interest	211	79

4,429	(17,048)		(10,860)	7,026

		Earnings per share — cents (Note 6)
		Profit (loss) for the period attributable to BP shareholders
23.41	(91.29)	Basic	(58.96)	37.10
23.16	(91.29)	Diluted	(58.96)	36.72

(a)	Second quarter and first half 2010 include a charge of $32,192 million in production and manufacturing expenses, and a credit of $10,003 million in taxation in relation to the Gulf of Mexico oil spill. See Note 2 on pages 26-29 for further details.

Group statement of comprehensive income

Second quarter			First half
2009	2010		2010	2009

		$ million
4,429	(17,048)	Profit (loss) for the period	(10,860)	7,026

2,351	(1,000)	Currency translation differences	(1,526)	1,340
42	39	Exchange (gains) losses on translation of foreign operations transferred to gain or loss on sales of businesses and fixed assets	39	42
207	(230)	Available-for-sale investments marked to market	(323)	281
—	(143)	Available-for-sale investments — recycled to the income statement	(143)	2
648	(245)	Cash flow hedges marked to market	(407)	437
178	21	Cash flow hedges — recycled to the income statement	(73)	417
42	18	Cash flow hedges — recycled to the balance sheet	31	113
439	(48)	Taxation	(167)	357

3,907	(1,588)	Other comprehensive income (expense)	(2,569)	2,989

8,336	(18,636)	Total comprehensive income (expense)	(13,429)	10,015

		Attributable to
8,260	(18,737)	BP shareholders	(13,632)	9,928
76	101	Minority interest	203	87

8,336	(18,636)		(13,429)	10,015

Group statement of changes in equity

	BP
	shareholders’	Minority	Total
	equity	interest	equity

$ million
At 31 December 2009	101,613	500	102,113

Total comprehensive income (expense)	(13,632)	203	(13,429)
Dividends	(2,626)	(131)	(2,757)
Share-based payments (net of tax)	135	—	135
Transactions involving minority interests	—	300	300

At 30 June 2010	85,490	872	86,362

	BP
	shareholders’	Minority	Total
	equity	interest	equity

$ million
At 31 December 2008	91,303	806	92,109

Total comprehensive income	9,928	87	10,015
Dividends	(5,239)	(185)	(5,424)
Share-based payments (net of tax)	249	—	249

At 30 June 2009	96,241	708	96,949

Group balance sheet

	30 June	31 December
	2010	2009

$ million
Non-current assets
Property, plant and equipment	106,494	108,275
Goodwill	8,250	8,620
Intangible assets	14,198	11,548
Investments in jointly controlled entities	15,256	15,296
Investments in associates	13,474	12,963
Other investments	1,071	1,567

Fixed assets	158,743	158,269
Loans	924	1,039
Other receivables	3,905	1,729
Derivative financial instruments	4,404	3,965
Prepayments	1,292	1,407
Deferred tax assets	421	516
Defined benefit pension plan surpluses	1,677	1,390

	171,366	168,315

Current assets
Loans	244	249
Inventories	22,106	22,605
Trade and other receivables	35,708	29,531
Derivative financial instruments	4,479	4,967
Prepayments	2,636	1,753
Current tax receivable	139	209
Other investments	1,654	—
Cash and cash equivalents	7,310	8,339

	74,276	67,653

Assets classified as held for sale (Note 3)	2,973	—

	77,249	67,653

Total assets	248,615	235,968

Current liabilities
Trade and other payables	45,502	35,204
Derivative financial instruments	4,583	4,681
Accruals	5,484	6,202
Finance debt	8,321	9,109
Current tax payable	2,614	2,464
Provisions	13,439	1,660

	79,943	59,320

Liabilities directly associated with assets classified as held for sale (Note 3)	363	—

	80,306	59,320

Non-current liabilities
Other payables	16,272	3,198
Derivative financial instruments	4,181	3,474
Accruals	592	703
Finance debt	22,259	25,518
Deferred tax liabilities	11,049	18,662
Provisions	18,588	12,970
Defined benefit pension plan and other post-retirement benefit plan deficits	9,006	10,010

	81,947	74,535

Total liabilities	162,253	133,855

Net assets	86,362	102,113

Equity
BP shareholders’ equity	85,490	101,613
Minority interest	872	500

	86,362	102,113

Condensed group cash flow statement

Second quarter			First half
2009	2010		2010	2009
		$ million
		Operating activities
6,772	(24,343)	Profit (loss) before taxation	(14,965)	10,902
		Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
3,315	2,833	Depreciation, depletion and amortization and exploration expenditure written off	5,850	6,164
(306)	(1,027)	Impairment and (gain) loss on sale of businesses and fixed assets	(901)	(250)
(250)	(92)	Earnings from equity-accounted entities, less dividends received	(761)	(502)
38	(61)	Net charge for interest and other finance expense, less net interest paid	(15)	127
101	150	Share-based payments	4	187
(46)	(171)	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(661)	(20)
(49)	17,739	Net charge for provisions, less payments(a)	17,691	232
(1,093)	13,464	Movements in inventories and other current and non-current assets and liabilities(a)(b)	11,524	(1,061)
(1,725)	(1,739)	Income taxes paid	(3,320)	(3,450)

6,757	6,753	Net cash provided by operating activities	14,446	12,329

		Investing activities
(5,211)	(4,273)	Capital expenditure	(8,562)	(10,028)
(8)	(1,268)	Acquisitions, net of cash acquired	(1,268)	(8)
(110)	(100)	Investment in jointly controlled entities	(182)	(213)
(40)	(19)	Investment in associates	(25)	(87)
360	636	Proceeds from disposal of fixed assets	744	671
337	87	Proceeds from disposal of businesses, net of cash disposed	87	337
96	203	Proceeds from loan repayments	259	213
—	—	Other	—	47

(4,576)	(4,734)	Net cash used in investing activities	(8,947)	(9,068)

		Financing activities
27	31	Net issue of shares	159	62
4,441	756	Proceeds from long-term financing	1,098	9,060
(1,597)	(192)	Repayments of long-term financing	(2,687)	(4,177)
(1,860)	(1,855)	Net decrease in short-term debt	(2,102)	(2,042)
(2,620)	—	Dividends paid — BP shareholders	(2,626)	(5,239)
(74)	(128)	— Minority interest	(131)	(185)

(1,683)	(1,388)	Net cash used in financing activities	(6,289)	(2,521)

		Currency translation differences relating to
101	(162)	cash and cash equivalents	(239)	22

599	469	Increase (decrease) in cash and cash equivalent	(1,029)	762
8,360	6,841	Cash and cash equivalents at beginning of period	8,339	8,197

8,959	7,310	Cash and cash equivalents at end of period	7,310	8,959

(a) Includes impacts of the Gulf of Mexico oil spill as follows (see Note 2 for further details):
—	17,646	Net charge for provisions, less payments	17,646	—
		Movements in inventories and other current
—	12,430	and non-current assets and liabilities	12,430	—

—	30,076		30,076	—

(b) Includes
(1,874)	284	Inventory holding (gains) losses	(421)	(2,128)
(154)	452	Fair value (gain) loss on embedded derivatives	306	(340)

Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit (loss) before taxation.

Capital expenditure and acquisitions

Second quarter			First half
2009	2010		2010	2009

		$ million
		By business
		Exploration and Production
1,422	3,024	US(a)	4,157	3,092
2,144	2,172	Non-US(b)	4,987	4,179

3,566	5,196		9,144	7,271

		Refining and Marketing
562	704	US	1,232	1,129
276	221	Non-US	365	502

838	925		1,597	1,631

		Other businesses and corporate
364	30	US(c)	58	420
50	61	Non-US	100	91

414	91		158	511

4,818	6,212		10,899	9,413

		By geographical area
2,348	3,758	US(a)(c)	5,447	4,641
2,470	2,454	Non-US(b)	5,452	4,772

4,818	6,212		10,899	9,413

		Included above:
—	1,767	Acquisitions and asset exchanges(a)	1,767	—

(a)	Second quarter 2010 included capital expenditure of $1,767 million in the US Deepwater Gulf of Mexico as part of the transaction with Devon Energy announced in first quarter 2010.

(b)	First half 2010 included capital expenditure of $900 million in Exploration and Production relating to the formation of a partnership with Value Creation Inc. to develop the Terre de Grace oil sands acreage in the Athabasca region of Alberta, Canada.

(c)	Second quarter 2009 included $297 million of capital expenditure on wind turbines for post-2009 wind projects.
Exchange rates

Second quarter			First half
2009	2010		2010	2009

1.55	1.49	US dollar/sterling average rate for the period	1.52	1.49
1.65	1.51	US dollar/sterling period-end rate	1.51	1.65
1.36	1.27	US dollar/euro average rate for the period	1.32	1.33
1.41	1.22	US dollar/euro period-end rate	1.22	1.41

Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation(a)

Second quarter			First half
2009	2010		2010	2009

		$ million
		By business
		Exploration and Production
1,161	1,798	US	4,560	2,304
3,885	4,446	Non-US	9,976	7,062

5,046	6,244		14,536	9,366

		Refining and Marketing
(326)	757	US	694	(18)
1,006	1,318	Non-US	2,110	1,788

680	2,075		2,804	1,770

		Other businesses and corporate
(129)	(119)	US	(350)	(408)
(454)	49	Non-US	(48)	(936)

(583)	(70)		(398)	(1,344)

5,143	8,249		16,942	9,792
—	(32,192)	Gulf of Mexico oil spill response	(32,192)	—
76	98	Consolidation adjustment	306	(329)

5,219	(23,845)	Replacement cost profit (loss) before interest and tax(b)	(14,944)	9,463
		Inventory holding gains (losses)(c)
16	(55)	Exploration and Production	(31)	(18)
1,856	(225)	Refining and Marketing	454	2,183
2	(4)	Other businesses and corporate	(2)	(37)

7,093	(24,129)	Profit (loss) before interest and tax	(14,523)	11,591
274	225	Finance costs	463	592
47	(11)	Net finance expense (income) relating to pensions and other post-retirement benefits	(21)	97

6,772	(24,343)	Profit (loss) before taxation	(14,965)	10,902

		Replacement cost profit (loss) before interest and tax
		By geographical area
730	(29,171)	US	(26,581)	1,584
4,489	5,326	Non-US	11,637	7,879

5,219	(23,845)		(14,944)	9,463

(a)	IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit or loss before interest and tax. In addition, a reconciliation is required between the total of the operating segments’ measures of profit or loss and the group profit or loss before taxation.

(b)	Replacement cost profit or loss reflects the replacement cost of supplies. The replacement cost profit or loss for the period is arrived at by excluding from profit or loss inventory holding gains and losses and their associated tax effect. Replacement cost profit or loss for the group is not a recognized GAAP measure.

(c)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies acquired during the period and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information.

Non-operating items(a)

Second quarter			First half
2009	2010		2010	2009

		$ million
		Exploration and Production
359	660	Impairment and gain (loss) on sale of businesses and fixed assets	647	432
—	—	Environmental and other provisions	—	—
(6)	(13)	Restructuring, integration and rationalization costs	(117)	(7)
154	(452)	Fair value gain (loss) on embedded derivatives	(306)	397
—	(134)	Other	(122)	(4)

507	61		102	818

		Refining and Marketing
(52)	270	Impairment and gain (loss) on sale of businesses and fixed assets	225	(73)
—	—	Environmental and other provisions	—	—
(114)	(30)	Restructuring, integration and rationalization costs	(18)	(377)
—	—	Fair value gain (loss) on embedded derivatives	—	(57)
—	(8)	Other	(45)	(9)

(166)	232		162	(516)

		Other businesses and corporate
(1)	97	Impairment and gain (loss) on sale of businesses and fixed assets	29	(109)
—	(4)	Environmental and other provisions	(4)	(75)
(37)	(22)	Restructuring, integration and rationalization costs	(60)	(108)
—	—	Fair value gain (loss) on embedded derivatives	—	—
(1)	—	Other	(12)	(68)

(39)	71		(47)	(360)

—	(32,192)	Gulf of Mexico oil spill response	(32,192)	—

302	(31,828)	Total before taxation	(31,975)	(58)
(106)	9,877	Taxation credit (charge)(b)	9,927	29

196	(21,951)	Total after taxation for period	(22,048)	(29)

(a)	An analysis of non-operating items by region is shown on pages 11, 13 and 14.

(b)	Tax is calculated using the quarter’s effective tax rate (excluding the impact of the Gulf of Mexico oil spill) on replacement cost profit or loss, except in the case of the Gulf of Mexico oil spill response costs where tax has been calculated based on the US statutory tax rate.
Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group’s financial performance.

Non-GAAP information on fair value accounting effects

Second quarter			First half
2009	2010		2010	2009

		$ million
		Favourable (unfavourable) impact relative to management’s measure of performance
135	(122)	Exploration and Production	(59)	293
(126)	119	Refining and Marketing	129	(235)

9	(3)		70	58
(3)	1	Taxation charge(a)	(24)	(21)

6	(2)		46	37

(a)	Tax is calculated using the quarter’s effective tax rate (excluding the impact of the Gulf of Mexico oil spill) on replacement cost profit or loss.
BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.
IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.
BP enters into contracts for pipelines and storage capacity that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.
Reconciliation of non-GAAP information

Second quarter			First half
2009	2010		2010	2009

		$ million
		Exploration and Production
4,911	6,366	Replacement cost profit before interest and tax adjusted for fair value accounting effects	14,595	9,073
135	(122)	Impact of fair value accounting effects	(59)	293

5,046	6,244	Replacement cost profit before interest and tax	14,536	9,366

		Refining and Marketing
806	1,956	Replacement cost profit before interest and tax adjusted for fair value accounting effects	2,675	2,005
(126)	119	Impact of fair value accounting effects	129	(235)

680	2,075	Replacement cost profit before interest and tax	2,804	1,770

		Total group
7,084	(24,126)	Profit (loss) before interest and tax adjusted for fair value accounting effects	(14,593)	11,533
9	(3)	Impact of fair value accounting effects	70	58

7,093	(24,129)	Profit (loss) before interest and tax	(14,523)	11,591

Realizations and marker prices

Second quarter			First half
2009	2010		2010	2009

		Average realizations(a)
		Liquids ($/bbl)(b)
47.45	70.77	US	70.23	43.54
60.69	75.46	Europe	75.59	54.00
55.22	74.44	Rest of World	73.67	48.10
52.33	72.90	BP Average	72.35	46.84

		Natural gas ($/mcf)
2.47	3.52	US	4.19	2.92
4.86	5.14	Europe	5.02	5.25
2.77	3.71	Rest of World	3.80	3.08
2.86	3.76	BP Average	4.01	3.25

		Total hydrocarbons ($/boe)
34.90	50.87	US	52.80	33.38
49.11	59.89	Europe	60.16	45.00
31.81	41.47	Rest of World	41.84	30.10
35.02	47.08	BP Average	48.16	33.22

		Average oil marker prices ($/bbl)
59.13	78.24	Brent	77.31	51.68
59.71	77.81	West Texas Intermediate	78.32	51.59
59.10	78.31	Alaska North Slope	78.72	52.36
57.51	77.42	Mars	76.64	50.78
58.46	76.92	Urals (NWE— cif)	76.12	50.94
32.63	35.61	Russian domestic oil	35.57	26.46

		Average natural gas marker prices
3.51	4.09	Henry Hub gas price($/mmBtu)(c)	4.69	4.21
27.51	38.26	UK Gas — National Balancing Point (p/therm)	36.96	37.31

(a)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Henry Hub First of Month Index.

Notes
1.	Basis of preparation

Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The financial position of the group, its cash flows, liquidity position and borrowing facilities are detailed in Liquidity and capital resources on pages 6 — 7. After making enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis of accounting in preparing the interim financial statements. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2009 included in the BP Annual Report and Accounts 2009 and in BP Annual Report on Form 20-F 2009.

BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts and the Annual Report on Form 20-F for 2010, which do not differ significantly from those used in the BP Annual Report and Accounts 2009, or in the BP Annual Report on Form 20-F 2009.

Certain of the group’s accounting policies that are relevant to an understanding of the interim results for the current period are provided below.

Segmental reporting

For the purposes of segmental reporting, the group’s operating segments are established on the basis of those components of the group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. During the second quarter a separate organization has been created within the group to deal with the ongoing response to the Gulf of Mexico oil spill. This organization reports directly to the group chief executive officer and its costs are excluded from the results of the existing operating segments. Under IFRS its costs are therefore presented as a reconciling item between the sum of the results of the reportable segments and the group results.

Provisions

Provisions are recognized when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect the risks specific to the liability. If the effect of the time value of money is material, provisions are determined by discounting the estimated future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized within finance costs. Provisions are split between amounts expected to be settled within 12 months of the balance sheet date (current) and amounts expected to be settled later (non-current).

Where a possible obligation exists, or an obligation cannot be measured reliably, it is classed as a contingent liability and disclosed but not provided for. In future periods these uncertainties will be resolved such that further provisions may need to be recognized. Disclosures are given in relation to contingent liabilities to the extent practicable.

Where the group makes contributions into a separately administered fund for restoration, environmental rehabilitation and other obligations, which it does not control, and the group’s right to the assets in the fund is restricted, the obligation to contribute to the fund is recognized as a liability where it is probable that such additional contributions will be made. The group recognizes a reimbursement asset separately, being the lower of the amount of the associated claims obligation recognized and the group’s share of the fair value of the net assets of the fund available to contributors. Changes in the carrying amount of the reimbursement asset, other than contributions to and payments from the fund, are recognized in profit or loss.

Amounts which BP has a contractual right to recover from third parties are contingent assets. Such amounts are not recognized in the accounts unless they are virtually certain to be received.

Notes
1.	Basis of preparation (continued)

New or amended International Financial Reporting Standards adopted

BP has adopted the revised version of IFRS 3 ‘Business Combinations’, with effect from 1 January 2010. The revised standard still requires the purchase method of accounting to be applied to business combinations but introduces some changes to the accounting treatment. Assets and liabilities arising from business combinations that occurred before 1 January 2010 were not required to be restated and thus there was no effect on the group’s reported income or net assets on adoption.

In addition, BP has adopted the amended version of IAS 27, ‘Consolidated and Separate Financial Statements’, also with effect from 1 January 2010. This requires the effects of all transactions with minority interests to be recorded in equity if there is no change in control. When control is lost, any remaining interest in the entity is remeasured to fair value and a gain or loss recognized in profit or loss. There was no effect on the group’s reported income or net assets on adoption.

2.	Significant event in the period — Gulf of Mexico oil spill

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill, as described on pages 4 — 7. The income statement and balance sheet impacts are included within the relevant line items in those statements as set out below.

$ million	Second
quarter
and first
half 2010

Income statement
Production and manufacturing expenses	32,192

Profit (loss) before taxation	(32,192)
Less: Taxation	10,003

Profit (loss) for the period	(22,189)

Balance sheet
Current assets
Trade and other receivables	6,233
Current liabilities
Trade and other payables	(8,276)
Provisions	(11,809)

Net current liabilities	(13,852)

Non-current assets
Other receivables	1,693
Non-current liabilities
Other payables	(12,080)
Provisions	(5,837)
Deferred tax	9,440

Net non-current liabilities	(6,784)

Net assets	(20,636)

The charge for the period of $32,192 million includes costs incurred up to 30 June 2010 of $2,892 million. Cash payments made to 30 June 2010 amounted to $2,116 million.

Income statement

The group income statement for the second quarter reflects a pre-tax charge of $32,192 million in relation to the Gulf of Mexico oil spill. This amount comprises costs incurred up to 30 June 2010, obligations for future costs which can be reliably estimated and rights and obligations under the escrow account.

Costs incurred to 30 June 2010 include the cost of the spill response, containment, relief well drilling, grants to the states whose shorelines are affected, claims paid and federal costs (including the involvement of the U.S. Coast Guard). As described in more detail on pages 4 — 7 the scale of the spill response has been unprecedented, with more than 6,390 vessels involved in the surface operations, and altogether approximately 40,000 people deployed across five states.

Notes
2.	Significant event in the period — Gulf of Mexico oil spill (continued)

The amount provided for future costs reflects offshore and onshore oil spill response, BP’s commitment to a 10-year environmental research programme, and the funding of the Louisiana barrier islands project, estimated legal costs expected to be incurred in relation to litigation, and an amount for estimated penalties for strict liability under the Clean Water Act. The calculation for fines and penalties under the Clean Water Act assumes that the flow of hydrocarbons will have been permanently halted during August and an estimate of the flow rate within the range of figures published and is based upon BP’s belief that it was not grossly negligent. The charge does not reflect any amounts in relation to fines and penalties except for those relating to the Clean Water Act, as it is not possible to estimate reliably either the amount or timing of such additional amounts.

BP has committed to establish and fund an escrow account of $20 billion to be funded over the next three and a half years which will be available to satisfy legitimate claims payable under the Gulf Coast Claims Facility, final judgments in litigation and litigation settlements, state and local response costs, and natural resource damages and related costs. The charge for the period includes $20 billion in relation to these items, adjusted to take account of the time value of money. Fines and penalties are not covered by the escrow account.

Provisions

In addition to amounts expended during the second quarter, provisions recognized for future expenditure which can currently be estimated reliably are also included in production and manufacturing expenses.

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty. The ultimate exposure will be dependent on many factors including the date that the flow of hydrocarbons from the MC252 well is permanently halted, the amount of oil that is ultimately discharged, the time taken in clean-up activities and the number, nature and amount of claims that ultimately arise. There are inherent uncertainties over the timing and amount of payments required. These uncertainties affect the measurement of provisions recognized to date. Although the provision recognized is the current best estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible reliably to measure the obligation as noted under contingent liabilities below. Therefore the provision does not include these obligations. For further information regarding the uncertainties relating to liabilities arising as a result of the incident, see Principal risks and uncertainties on pages 39 — 45.

Offshore and onshore oil spill response

The estimated future costs of the offshore oil spill response, containment and relief well drilling are based upon the activities expected to be undertaken and reflect the number of vessels involved in surface operations, including the U.S. Coast Guard response costs. The amount provided has been calculated using daily rates of costs incurred to date, for the period up until August when it is expected that the flow of hydrocarbons from the well will have been halted permanently. Thereafter a reduced daily rate has been used to estimate the ongoing spill remediation costs that are expected to continue until the end of the year. The substantial majority of these costs are expected to be incurred and paid in the period up to the end of 2010. In addition, the estimated future costs of the onshore response have been provided for based on the current acreage of shoreline affected, daily rates of costs incurred to date and information from previous spills not involving BP. Daily rates of costs reflect the large number of people engaged in the onshore response. These costs are expected to be incurred and paid over the next three years.

Environmental

The amounts committed by BP for a 10-year research programme to study the impact of the incident on the marine and shoreline environment of the Gulf of Mexico, and for funding of the cost of the Louisiana barrier islands project, have been provided for where not expended before 30 June 2010.

As a responsible party under the Oil Pollution Act of 1990 (OPA 90), BP is required to pay for natural resource damage resulting from the oil spill. These damages include, amongst other things, the reasonable costs of assessing the injury to natural resources. BP has been incurring natural resource damage assessment costs and a provision has been made for the estimated costs of the assessment phase. Until the flow of hydrocarbons from the well is permanently halted and the size, location and duration of the impact is assessed, it is not possible to estimate reliably either the amounts or timing of the remaining damage and renewal costs. Therefore no amounts have been provided for these items; however BP’s $20-billion obligation to fund the escrow account has been recognized in full, after taking account of the time value of money.

Notes
2.	Significant event in the period — Gulf of Mexico oil spill (continued)

Claims under OPA 90

The estimated future cost of settling claims received to date under OPA 90 has been provided for, based upon actual payment history to date regarding the average monthly payment per claimant, and an estimate of the period over which payments are expected to continue. The measurement of this provision is subject to a very high degree of uncertainty. The amount provided for claims has been determined in accordance with IFRS and may be subject to significant revision as the claims process progresses. BP is committed to satisfying all legitimate claims.

Further claims will continue to be made. In addition, BP has received more than 300 lawsuits (see Legal proceedings on pages 46 — 49 for further information). BP’s potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be estimated reliably at this time. No amounts have been provided for these items, except for the estimated legal costs expected to be incurred in connection with the litigation. However, the group’s obligation to fund the $20-billion escrow account has been recognized in full, after taking account of the time value of money. Claims and litigation settlements are likely to be paid out over many years to come.

Fines and penalties

Provision has been made for the estimated penalties for strict liability under the Clean Water Act, which are based on a specified range per barrel of oil released. While there are uncertainties with respect to both the per-barrel amount of any penalty and volume of oil spilled used in the calculation, assumptions have been made to arrive at a range of potential liabilities upon which this provision is based. This calculation assumes that the flow of hydrocarbons will have been permanently halted during August and an estimate of the flow rate within the range of figures published, and is based upon BP’s belief that it was not grossly negligent.

The amount and timing of these costs depends upon the success of efforts to permanently halt the flow of hydrocarbons from the well in the expected timeframe and agreement with the appropriate authorities on the volume of oil spilled. It is not practicable to estimate the timing of expending these costs. No other amounts have been provided as at 30 June 2010 in relation to other potential fines and penalties because it is not possible to measure the obligation reliably.

Other payables — escrow account

As noted and described in further detail on pages 4 — 7, on 16 June 2010 BP agreed with the US Government that it would establish an escrow account of $20 billion to be available to satisfy legitimate claims including claims payable under the Gulf Coast Claims Facility, final judgments in litigation and litigation settlements, state and local response costs, and natural resource damages and related costs. It does not cover fines and penalties. The $20-billion obligation to fund the escrow account has been recognized in full and is included within other payables on the balance sheet after taking account of the time value of money. The establishment of this escrow account does not represent a cap or floor on BP’s liabilities and BP does not admit to a liability of this amount.

Other receivables — reimbursement asset

To the extent that a provision for future expenditure has been recognized that is expected to be met by payments from the escrow account, a reimbursement asset has been recognized.

Contingent liabilities

BP has provided for its best estimate of items that will be paid through the $20-billion escrow account. At the present time, BP considers it is not possible to measure reliably any obligation in relation to future claims, including natural resource damage under OPA 90, or litigation actions which have been received to date and which may be received in the future. Although it is not possible at the current time to estimate a liability in excess of the amount currently provided, BP’s full obligation under the $20-billion escrow account has been expensed in the income statement, adjusted to take into account the time value of money, in the current period.

For those items not covered by the escrow account it is not possible to measure reliably any obligation in relation to potential fines and penalties except, subject to certain assumptions noted above, for those relating to the Clean Water Act.

The magnitude and timing of possible obligations in relation to the Gulf of Mexico oil spill are subject to a very high degree of uncertainty as described further in Principal risks and uncertainties on pages 39 — 45. Any such possible obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Therefore no amounts have been provided as at 30 June 2010 in relation to these. Furthermore, other material unanticipated obligations may arise in future in relation to the incident.

Notes
2.	Significant event in the period — Gulf of Mexico oil spill (continued)

Co-owner recovery

BP is the operator of the MC252 well and holds a 65% working interest, with the remaining 35% interest held by two joint venture partners. Under IFRS, recovery must be virtually certain for receivables to be recognized. While BP believes that it has a contractual right to recover the partners’ shares of the costs incurred, no amounts have been recognized in the financial statements. To date $1,433 million has been billed to the joint venture partners which BP believes to be contractually recoverable. Of this amount, $1,010 million relates to costs incurred relating to the incident for the period to 30 June 2010. The June bill in the amount of $384 million was submitted to our joint venture partners under the joint operating agreement but they have each written to BP indicating that they are withholding payment in light of the investigations surrounding the incident.

3.	Non-current assets held for sale

On 20 July 2010, BP announced that it had entered into several agreements to sell upstream assets in the United States, Canada and Egypt to Apache Corporation. The deals comprise BP’s Permian Basin assets in Texas and south-east New Mexico; its Western Canadian upstream gas assets; and the Western Desert business concessions and East Badr El-din exploration concession in Egypt. These assets, and associated liabilities, have been presented as held for sale in the group balance sheet at 30 June 2010. The net book value of the assets held for sale is $2,973 million, with associated liabilities of $363 million.

The aggregate proceeds for the deals is $7 billion, subject to customary post-completion price adjustments. Proceeds are to be paid in cash with a deposit of $5 billion expected on 30 July 2010 and a further $2 billion on closing. Each sale will take place through a separate agreement between BP and Apache. Although these disposals are subject to certain regulatory approvals and other customary conditions to closing, it is expected that they will all be completed during the third quarter of 2010.

Notes
4.	Sales and other operating revenues

Second quarter			First half
2009	2010		2010	2009

		$ million
		By business
12,848	15,215	Exploration and Production	33,295	25,191
49,333	67,250	Refining and Marketing	131,536	89,906
603	794	Other businesses and corporate	1,584	1,187

62,784	83,259		166,415	116,284

		Less: sales between businesses
7,589	9,042	Exploration and Production	18,788	13,389
225	281	Refining and Marketing	416	336
193	211	Other businesses and corporate	415	486

8,007	9,534		19,619	14,211

		Third party sales and other operating revenue
5,259	6,173	Exploration and Production	14,507	11,802
49,108	66,969	Refining and Marketing	131,120	89,570
410	583	Other businesses and corporate	1,169	701

54,777	73,725	Total third party sales and other operating revenues	146,796	102,073

		By geographical area
20,677	27,762	US	53,870	38,257
39,371	53,111	Non-US	107,120	72,957

60,048	80,873		160,990	111,214
5,271	7,148	Less: sales between areas	14,194	9,141

54,777	73,725		146,796	102,073

5.	Production and similar taxes

Second quarter			First half
2009	2010		2010	2009

		$ million
133	209	US	522	212
854	1,029	Non-US	1,992	1,449

987	1,238		2,514	1,661

Comparative figures have been restated to include amounts previously reported as production and manufacturing expenses amounting to $314 million for the second quarter 2009 and $527 million for the first half year 2009, which we believe are more appropriately classified as production taxes. There was no effect on the group profit for the period or the group balance sheet.

Notes
6.	Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Second quarter			First half
2009	2010		2010	2009

		$ million
		Results for the period
4,385	(17,150)	Profit (loss) for the period attributable to BP shareholders	(11,071)	6,947
1	1	Less: preference dividend	1	1

4,384	(17,151)	Profit (loss) attributable to BP ordinary shareholders	(11,072)	6,946
(1,245)	177	Inventory holding (gains) losses, net of tax	(304)	(1,420)

3,139	(16,974)	RC profit (loss) attributable to BP ordinary shareholders	(11,376)	5,526

18,726,093	18,787,629	Basic weighted average number of shares outstanding (thousand)(a)	18,779,227	18,723,164
3,121,016	3,131,272	ADS equivalent (thousand)(a)	3,129,871	3,120,527

18,929,930	19,031,671	Weighted average number of shares outstanding used to calculate diluted earnings per share (thousand)(a)	19,007,478	18,917,380
3,154,988	3,171,945	ADS equivalent (thousand)(a)	3,167,913	3,152,897

18,728,163	18,791,926	Shares in issue at period-end (thousand)(a)	18,791,926	18,728,163
3,121,361	3,131,988	ADS equivalent (thousand)(a)	3,131,988	3,121,361

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

Notes
7.	Analysis of changes in net debt

Second quarter			First half
2009	2010		2010	2009

		$ million
		Opening balance
34,698	32,153	Finance debt	34,627	33,204
8,360	6,841	Less: Cash and cash equivalents	8,339	8,197
(323)	152	Less: FV asset (liability) of hedges related to finance debt	127	(34)

26,661	25,160	Opening net debt	26,161	25,041

		Closing balance
36,240	30,580	Finance debt	30,580	36,240
8,959	7,310	Less: Cash and cash equivalents	7,310	8,959
179	53	Less: FV asset (liability) of hedges related to finance debt	53	179

27,102	23,217	Closing net debt	23,217	27,102

(441)	1,943	Decrease (increase) in net debt	2,944	(2,061)

498	631	Movement in cash and cash equivalents (excluding exchange adjustments)	(790)	740
(984)	1,291	Net cash outflow (inflow) from financing (excluding share capital)	3,691	(2,841)
15	20	Other movements	27	22

(471)	1,942	Movement in net debt before exchange effects	2,928	(2,079)
30	1	Exchange adjustments	16	18

(441)	1,943	Decrease (increase) in net debt	2,944	(2,061)

At 31 December 2009 and 31 March 2010 all finance debt was unsecured. At 30 June 2010 of $30,580 million finance debt, $1,155 million was secured and the remainder was unsecured.

Notes
8.	TNK-BP operational and financial information

Second quarter			First half
2009	2010		2010	2009

		Production (Net of royalties) (BP share)
837	859	Crude oil (mb/d)	854	830
555	647	Natural gas (mmcf/d)	660	599
933	971	Total hydrocarbons (mboe/d)(a)	968	933

		$ million
		Income statement (BP share)
873	843	Profit before interest and tax	1,631	1,292
(54)	(34)	Finance costs	(72)	(122)
(242)	(266)	Taxation	(434)	(427)
(31)	(53)	Minority interest	(92)	(63)

546	490	Net income	1,033	680

		Cash flow
468	505	Dividends received	761	468

	30 June	31 December
Balance sheet	2010	2009

Investments in associates	9,413	9,141

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
9.	Inventory valuation

A provision of $46 million was held at 31 December 2009 to write inventories down to their net realizable value. The net movement in the provision during the second quarter 2010 was an increase of $350 million (first quarter 2010 was a decrease of $22 million and second quarter 2009 was an increase of $92 million). The net movement in the provision in the half year 2010 was an increase of $328 million, compared with a decrease of $1,071 million for the half year 2009.

10.	Subsequent events

In July 2010, BP announced the start of active marketing of its assets in Pakistan and Vietnam and expects to sell them within 12 months. In Pakistan, BP intends to sell all of its exploration and production assets. In Vietnam, BP is seeking to divest its interests in offshore gas production (Block 06.1), a receiving terminal and associated pipelines and a power generation asset (Phu My 3).

These assets did not meet the criteria to be classified as assets held for sale in the group balance sheet at 30 June 2010.

11.	Third-quarter results

BP’s third-quarter results will be announced on 26 October 2010.

12.	Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 26 July 2010, is unaudited and does not constitute statutory financial statements.

Notes
13.	Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the group’s share of profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries. The financial information presented in the following tables for BP Exploration (Alaska) Inc. for all years includes equity income arising from subsidiaries of BP Exploration (Alaska) Inc. some of which operate outside of Alaska and excludes the BP group’s midstream operations in Alaska that are reported through different legal entities and that are included within the other subsidiaries’ column in these tables. BP p.l.c. also fully and unconditionally guarantees securities issued by BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and	BP
Income statement	(Alaska) Inc.	BP p.l.c.	subsidiaries	reclassifications	group

First half 2010			$ million
Sales and other operating revenues	2,452	—	146,796	(2,452)	146,796
Earnings from jointly controlled entities — after interest and tax	—	—	660	—	660
Earnings from associates — after interest and tax	—	—	1,523	—	1,523
Equity-accounted income of subsidiaries — after interest and tax	385	(11,056)	—	10,671	—
Interest and other revenues	—	40	315	(55)	300
Gains on sale of businesses and fixed assets	—	68	1,002	(61)	1,009

Total revenues and other income	2,837	(10,948)	150,296	8,103	150,288

Purchases	478	—	108,151	(2,452)	106,177
Production and manufacturing expenses	486	—	43,233	—	43,719
Production and similar taxes	462	—	2,052	—	2,514
Depreciation, depletion and amortization	182	—	5,594	—	5,776
Impairment and losses on sale of businesses and fixed assets	—	—	108	—	108
Exploration expense	—	—	252	—	252
Distribution and administration expenses	14	220	5,749	(24)	5,959
Fair value (gain) loss on embedded derivatives	—	—	306	—	306

Profit (loss) before interest and taxation	1,215	(11,168)	(15,149)	10,579	(14,523)
Finance costs	5	8	481	(31)	463
Net finance expense (income) relating to pensions and other post-retirement benefits	2	(191)	168	—	(21)

Profit (loss) before taxation	1,208	(10,985)	(15,798)	10,610	(14,965)
Taxation	279	86	(4,470)	—	(4,105)

Profit (loss) for the period	929	(11,071)	(11,328)	10,610	(10,860)

Attributable to:
BP shareholders	929	(11,071)	(11,539)	10,610	(11,071)
Minority interests	—	—	211	—	211

	929	(11,071)	(11,328)	10,610	(10,860)

Notes
13.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and	BP
Income statement	(Alaska) Inc.	BP p.l.c.	subsidiaries	reclassifications	group

	$ million

First half 2009
Sales and other operating revenues	1,893	—	102,073	(1,893)	102,073
Earnings from jointly controlled entities — after interest and tax	—	—	577	—	577
Earnings from associates — after interest and tax	—	—	999	—	999
Equity-accounted income of subsidiaries — after interest and tax	489	7,671	—	(8,160)	—
Interest and other revenues	16	48	421	(91)	394
Gains on sale of businesses and fixed assets	—	9	603	(9)	603

Total revenues and other income	2,398	7,728	104,673	(10,153)	104,646

Purchases	230	—	68,447	(1,893)	66,784
Production and manufacturing expenses	486	—	11,091	—	11,577
Production and similar taxes	203	—	1,458	—	1,661
Depreciation, depletion and amortization	219	—	5,696	—	5,915
Impairment and losses on sale of businesses and fixed assets	—	—	353	—	353
Exploration expense	—	—	466	—	466
Distribution and administration expenses	10	892	5,770	(33)	6,639
Fair value (gain) loss on embedded derivatives	—	—	(340)	—	(340)

Profit before interest and taxation	1,250	6,836	11,732	(8,227)	11,591
Finance costs	13	19	618	(58)	592
Net finance expense (income) relating to pensions and other post-retirement benefits	5	(148)	240	—	97

Profit before taxation	1,232	6,965	10,874	(8,169)	10,902
Taxation	278	9	3,589	—	3,876

Profit for the period	954	6,956	7,285	(8,169)	7,026

Attributable to:
BP shareholders	954	6,956	7,206	(8,169)	6,947
Minority interest	—	—	79	—	79

	954	6,956	7,285	(8,169)	7,026

Notes
13.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and	BP
Balance sheet	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	group

	$ million

At 30 June 2010
Non-current assets
Property, plant and equipment	7,530	—	98,964	—	106,494
Goodwill	—	—	8,250	—	8,250
Intangible assets	373	—	13,825	—	14,198
Investments in jointly controlled entities	—	—	15,256	—	15,256
Investments in associates	—	2	13,472	—	13,474
Other investments	—	—	1,071	—	1,071
Subsidiaries — equity-accounted basis	4,809	85,822	—	(90,631)	—

Fixed assets	12,712	85,824	150,838	(90,631)	158,743
Loans	192	38	5,386	(4,692)	924
Other receivables	—	—	3,905	—	3,905
Derivative financial instruments	—	—	4,404	—	4,404
Prepayments	—	—	1,292	—	1,292
Deferred tax assets	—	—	421	—	421
Defined benefit pension plan surpluses	—	1,360	317	—	1,677

	12,904	87,222	166,563	(95,323)	171,366

Current assets
Loans	—	—	244	—	244
Inventories	154	—	21,952	—	22,106
Trade and other receivables	18,920	31,399	41,792	(56,403)	35,708
Derivative financial instruments	—	—	4,479	—	4,479
Prepayments	109	15	2,512	—	2,636
Current tax receivable	—	—	139	—	139
Other investments	—	—	1,654		1,654
Cash and cash equivalents	—	31	7,279	—	7,310

	19,183	31,445	80,051	(56,403)	74,276

Assets classified as held for sale	—	—	2,973	—	2,973

Total assets	32,087	118,667	249,587	(151,726)	248,615

Current liabilities
Trade and other payables	4,797	2,322	94,786	(56,403)	45,502
Derivative financial instruments	—	—	4,583	—	4,583
Accruals	—	21	5,463	—	5,484
Finance debt	—	—	8,321	—	8,321
Current tax payable	145	—	2,469	—	2,614
Provisions	—	—	13,439	—	13,439

	4,942	2,343	129,061	(56,403)	79,943

Liabilities directly associated with assets classified as held for sale	—	—	363	—	363

	4,942	2,343	129,424	(56,403)	80,306

Non-current liabilities
Other payables	211	4,255	16,498	(4,692)	16,272
Derivative financial instruments	—	—	4,181	—	4,181
Accruals	—	17	575	—	592
Finance debt	—	—	22,259	—	22,259
Deferred tax liabilities	1,880	305	8,864	—	11,049
Provisions	1,052	—	17,536	—	18,588
Defined benefit pension plan and other post-retirement benefit plan deficits	—	—	9,006	—	9,006

	3,143	4,577	78,919	(4,692)	81,947

Total liabilities	8,085	6,920	208,343	(61,095)	162,253

Net assets	24,002	111,747	41,244	(90,631)	86,362

Equity
BP shareholders’ equity	24,002	111,747	40,372	(90,631)	85,490
Minority interest	—	—	872	—	872

Total Equity	24,002	111,747	41,244	(90,631)	86,362

Notes
13.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and	BP
Balance Sheet	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	group

At 30 June 2009	$ million
Non-current assets
Property, plant and equipment	7,366	—	100,909	—	108,275
Goodwill	—	—	8,620	—	8,620
Intangible assets	321	—	11,227	—	11,548
Investments in jointly controlled entities	—	—	15,296	—	15,296
Investments in associates	—	2	12,961	—	12,963
Other investments	—	—	1,567	—	1,567
Subsidiaries — equity-accounted basis	4,424	101,760	—	(106,184)	—

Fixed assets	12,111	101,762	150,580	(106,184)	158,269
Loans	283	1,178	5,490	(5,912)	1,039
Other receivables	—	—	1,729	—	1,729
Derivative financial instruments	—	—	3,965	—	3,965
Prepayments	—	—	1,407	—	1,407
Deferred tax assets	—	—	516	—	516
Defined benefit pension plan surpluses	—	1,071	319	—	1,390

	12,394	104,011	164,006	(112,096)	168,315

Current assets
Loans	—	—	249	—	249
Inventories	221	—	22,384	—	22,605
Trade and other receivables	18,529	30,707	35,852	(55,557)	29,531
Derivative financial instruments	—	—	4,967	—	4,967
Prepayments	8	2	1,743	—	1,753
Current tax receivable	—	—	209	—	209
Cash and cash equivalents	(22)	28	8,333	—	8,339

	18,736	30,737	73,737	(55,557)	67,653

Total assets	31,130	134,748	237,743	(167,653)	235,968

Current liabilities
Trade and other payables	4,662	2,374	83,725	(55,557)	35,204
Derivative financial instruments	—	—	4,681	—	4,681
Accruals	—	27	6,175	—	6,202
Finance debt	55	—	9,054	—	9,109
Current tax payable	172	—	2,292	—	2,464
Provisions	—	—	1,660	—	1,660

	4,889	2,401	107,587	(55,557)	59,320
Non-current liabilities
Other payables	229	4,254	4,627	(5,912)	3,198
Derivative financial instruments	—	—	3,474	—	3,474
Accruals	—	74	629	—	703
Finance debt	—	—	25,518	—	25,518
Deferred tax liabilities	1,872	149	16,641	—	18,662
Provisions	1,048	—	11,922	—	12,970
Defined benefit pension plan and other retirement benefit plan deficits	—	—	10,010	—	10,010

	3,149	4,477	72,821	(5,912)	74,535

Total liabilities	8,038	6,878	180,408	(61,469)	133,855

Net assets	23,092	127,870	57,335	(106,184)	102,113

Equity
BP shareholders’ equity	23,092	127,870	56,835	(106,184)	101,613
Minority interest	—	—	500	—	500

Total equity	23,092	127,870	57,335	(106,184)	102,113

Notes
13.	Condensed consolidating information (continued)

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and	BP
Cash flow statement	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	group

	$ million
First half 2010
Net cash provided by operating activities	422	2,952	13,775	(2,703)	14,446
Net cash used in investing activities	(381)	(189)	(8,377)	—	(8,947)
Net cash used in financing activities	(19)	(2,760)	(6,213)	2,703	(6,289)
Currency translation differences relating to cash and cash equivalents	—	—	(239)	—	(239)

(Decrease) increase in cash and cash equivalents	22	3	(1,054)	—	(1,029)
Cash and cash equivalents at beginning of period	(22)	28	8,333	—	8,339

Cash and cash equivalents at end of period	—	31	7,279	—	7,310

	Issuer	Guarantor
	BP			Eliminations
	Exploration		Other	and	BP
Cash flow statement	(Alaska) Inc	BP p.l.c.	subsidiaries	reclassification	group

	$ million
First half 2009
Net cash provided by operating activities(a)	581	5,212	29,536	(23,000)	12,329
Net cash used in investing activities	(513)	9	(8,564)	—	(9,068)
Net cash used in financing activities(a)	(67)	(5,217)	(20,237)	23,000	(2,521)
Currency translation differences relating to cash and cash equivalent	—	—	22	—	22

(Decrease) increase in cash and cash equivalents	1	4	757	—	762
Cash and cash equivalents at beginning of period	(10)	11	8,196	—	8,197

Cash and cash equivalents at end of period	(9)	15	8,953	—	8,959

(a)	Net cash provided by operating activities and net cash used in financing activities for BP Exploration (Alaska) Inc, have both been reduced by $4,306 million from the amounts previously reported to better reflect the substance of the commercial relationship between BP Exploration (Alaska) Inc. and certain other BP subsidiaries.

Principal risks and uncertainties
We urge you to consider carefully the risks described below. The risks for BP arising from the Gulf of Mexico oil spill are described in the first section below. Other risks are set out in the second section based generally on the disclosures included within BP Annual Report and Accounts 2009 and within BP Annual Report on Form 20-F 2009. If any of these risks occur, our business, financial condition and results of operations could suffer and the trading price and liquidity of our securities could decline.
The Gulf of Mexico oil spill
Significant uncertainties over the extent and timing of costs and liabilities relating to the incident and the changes in the regulatory and operating environment that may result from the incident have increased the risks to which the group is exposed. These uncertainties are likely to continue for a significant period. These risks have had and are expected to have a material adverse impact on the group’s business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda. Furthermore, we have taken a charge of $32.2 billion in the second quarter, and these risks may continue to have a material adverse effect on the group’s results of operations and financial position. The risks associated with the Gulf of Mexico incident could heighten the consequence of the other risks to which the group is exposed.
Containment and well control risk
The ongoing operations to contain the flow of hydrocarbons from the MC252 well and ultimately to permanently seal and isolate the well are complex and their implementation in 5,000 feet of water is unprecedented. No significant operational decisions may be taken by BP without the approval of the US Government authorities. BP’s most recent containment efforts have been successful in preventing further hydrocarbons from being spilled, but BP’s ability to sustain the containment is uncertain. It is possible that the valves on the stacking cap may need to be reopened resulting in further oil flowing into the Gulf if not captured through a containment operation. In addition, the timing for a relief well to successfully seal and isolate the MC252 well permanently is uncertain. Similarly, the clean-up operations are on an unprecedented scale and it may take longer and cost more than expected to complete this work and the long-term environmental impact of the spill, of the clean-up operations and of the use of dispersants may differ from the group’s present expectations. There are significant hazards in carrying out the containment, control and clean-up operations due to the scale and intensity of such operations which require the deployment and management of significant internal and third-party resources. There are also significant challenges in operating in deep water, with close proximity of vessels and equipment to each other and the MC252 well, as well as potential adverse weather conditions. The forecast of a hurricane or tropical storm in proximity to the containment and control operations would require removal of vessels from the site and a temporary shutdown of containment operations, would disrupt the work to collect and disperse oil on the surface of the sea and delay the relief well operations and could result in significantly more oil reaching onshore areas. The occurrence of any of these risks could result in injury or loss of life, further environmental damage, delay and/or impairment of the containment and spill control effort, further reputational damage, an increase in the amount claimed in any lawsuits brought against the group and the level of any fines and/or penalties levied, further ratings downgrades and/or pressure on our liquidity position.
Claims, litigation and enforcement risk
Under OPA 90, BP Exploration & Production Inc. is one of the parties financially responsible for the clean-up of the spill and for certain economic damages as provided for in OPA 90, as well as any natural resource damages associated with the spill and certain costs incurred by federal and state trustees engaged in a joint assessment of such natural resource damages. In addition, the U.S. Coast Guard has requested reimbursement from BP and the other responsible parties of its costs in responding to the spill. BP has paid all amounts billed by the U.S. Coast Guard to date, but continuing requests for cost reimbursement are expected. Although BP believes that costs arising out of the spill are recoverable from its partners and other parties responsible under OPA 90, such recovery is not certain and BP has recognized and will continue to recognize all of the costs incurred in its financial statements (see Note 2 to the condensed set of financial statements Co-owner recovery on page 29). BP has agreed with the US Government to create a $20-billion escrow account of available funds to pay costs and satisfy legitimate claims. However, the escrow account does not represent a cap on BP’s liabilities. It is not possible to estimate the total number of future claims or the amounts that may be awarded to claimants. The independent Gulf Coast Claims Facility has considerable discretion in making awards to claimants. Furthermore, the full extent of compensable damages arising from the spill is unknown. Accordingly, BP could be liable for claims and costs in excess of the amount of the escrow account.
BP and certain of its subsidiaries have also been named as defendants in numerous lawsuits in the US arising out of the incident, including actions for personal injury and wrongful death, purported class actions for commercial or economic injury, actions for breach of contract, violations of statutes, property and other environmental damage, securities law claims and violations of the US Employee Retirement Income Security Act and shareholder derivative actions against various current and former officers and directors of BP. Further actions are likely to be brought. Many of these cases will take many years to resolve. It is not possible to estimate BP’s potential liabilities resulting from these actions particularly where, in the US, large and unpredictable punitive damage awards may be imposed.

Principal risks and uncertainties (continued)
Federal, state and/or municipal authorities are also expected to take enforcement action against BP as a result of the incident. To date, the U.S. Coast Guard and the Minerals Management Service (renamed the Bureau of Ocean Energy Management, Regulation and Enforcement in June 2010), a bipartisan National Commission established by President Obama, the US Department of Justice, the US Chemical Safety and Hazard Investigation Board, and multiple committees of the US Congress are all conducting investigations or examinations into the Incident. Other federal agencies may or have commenced investigations and proceedings, and federal agencies such as the US Environmental Protection Agency are expected to initiate enforcement actions seeking penalties and other relief under the Clean Water Act and other statutes. The Attorney General for the State of Louisiana has filed a discovery petition in connection with the incident, and several Louisiana local governments and the Department of Environmental Quality have sought injunctive relief and penalties, and other US states and/or local governments are expected to initiate investigations and bring actions against BP. The types of enforcement action pursued and the nature of the remedies sought will depend on the discretion of the prosecutors and regulatory authorities and their assessment of BP’s culpability following their investigations. The penalties for strict liability under the Clean Water Act can reach up to $1,100 per barrel of oil spilled, increasing up to $4,300 per barrel if gross negligence is found. Such enforcement actions could include criminal proceedings against BP and/or employees of the group. In addition to fines and penalties, such enforcement actions could result in the suspension of operating licences and debarment from government contracts. Debarment of BP Exploration & Production Inc. would prevent it from bidding on or entering into new federal contracts or other federal transactions, and from obtaining new orders or extensions to existing federal contracts, including federal procurement contracts or leases. Dependent on the circumstances, debarment or suspension may also be sought against affiliated entities of BP Exploration & Production Inc.
BP’s potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had and are expected to have a material adverse impact on the group’s business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. Furthermore, we have taken a charge of $32.2 billion in the second quarter and these potential liabilities may continue to have a material adverse effect on the group’s results of operations and financial condition. See Note 2 to the condensed set of financial statements on pages 26 — 29 and Legal proceedings on pages 46 — 49.
Risk of increased regulation
The incident is likely to result in more stringent regulation of oil and gas activities in the US and elsewhere, particularly relating to environmental and health and safety protection controls and oversight of drilling operations, as well as access to new drilling areas. Regulatory or legislative action will impact the industry as a whole and could be directed specifically toward BP. For example, in the US, legislation is currently being considered which may impact BP’s existing contracts with the US Government or limit its ability to enter into new contracts with the US Government. The US Government has imposed a moratorium on certain offshore drilling activities through 30 November 2010, and similar actions may be taken by governments elsewhere in the world. New regulations and legislation, as well as evolving practices, would increase the cost of compliance and may require changes to our drilling operations and exploration and development plans and could impact our ability to capitalize on our assets and limit our access to new exploration properties or operatorships, particularly in the deepwater Gulf of Mexico. In addition, increases in taxes, royalties and other amounts payable to governments or governmental agencies, or restrictions on availability of tax relief, could also be imposed as a response to the incident.
Risks to implementation of group’s strategy
The incident has damaged BP’s reputation and brand, which may have a long-term impact on the group. Adverse public, political and industry sentiment toward BP, and oil and gas drilling activities generally, could damage or impair our existing commercial relationships with counterparties, partners and host governments and could impair our access to new investment opportunities, exploration properties, operatorships or other essential commercial arrangements with potential partners and host governments, particularly in the US. In addition, responding to the incident will place a significant burden on our cash flow, which could also impede our ability to invest in new opportunities and deliver long-term growth.
In addition, significant management focus is required in responding to the incident. Although BP has set up a new Gulf Coast Restoration Organization to manage the group’s long-term response to the incident, key management and operating personnel will need to continue to devote substantial attention to respond to the incident and to address the associated consequences for the group, leaving them less time to devote to executing our strategic plans. In addition, the group relies on recruiting and retaining high quality employees to execute its strategic plans and to operate its business and the incident response has placed significant demands on our employees, and the reputational damage suffered by the group as a result of the incident and any consequent adverse impact on our performance could affect employee recruitment and retention.

Principal risks and uncertainties (continued)
Impact on ability to access financing on acceptable terms and on liquidity
Moody’s Investors Service and Standard and Poor’s have taken action to downgrade the group’s long-term credit ratings to A2 (on review for further possible downgrade) and A (CreditWatch negative), respectively, and further downgrades may occur. Standard and Poor’s has also taken action to downgrade the group’s short-term credit ratings. In addition, Fitch Ratings has taken action to downgrade the group’s long-term credit rating to BBB (evolving) and to downgrade the group’s short-term credit rating, and further downgrades by Fitch may occur. These actions and any future downgrades by the credit rating agencies, as well as the reputational consequences of the incident, the ratings and assessments published by analysts and other credit rating agencies and investors’ concerns about the group’s costs arising from the incident, ongoing contingencies, liquidity, financial performance and volatile credit spreads, would increase the group’s financing costs and limit the group’s access to financing. The group’s ability to engage in its trading activities may also be impacted due to counterparty concerns about the group’s financial and business risk profile following the incident. Such counterparties may require that the group provide collateral or other forms of financial security for its obligations, particularly if the group’s credit ratings are downgraded further. Certain counterparties for the group’s non-trading businesses, as well as the BP pension plans, may also require that the group provide collateral for certain of its contractual obligations, particularly if the group’s credit ratings are downgraded further or in some cases where the counterparty has concerns about the group’s financial and business risk profile following the incident. In addition BP may be unable to make a drawdown under its committed borrowing facilities in the event there are pending or threatened legal, arbitration or administrative proceedings which, if determined adversely, might reasonably be expected to have a material adverse effect on its ability to meet the payment obligations under any of these facilities. Further credit rating downgrades could trigger a requirement for the company to review its funding arrangements with the BP pension trustees. Extended constraints on the group’s ability to obtain financing and to engage in its trading activities on acceptable terms (or at all) may put pressure on the group’s liquidity. In addition, this could occur at a time when cash flows from our business operations may be constrained. In order to provide an additional source of liquidity, the group is seeking to accelerate planned disposals and undertake additional disposals of assets. There can be no assurance that such disposals can be completed on a timely basis or on terms that provide sufficient liquidity to support the group’s operations and financial performance. In order to address severe liquidity constraints we could be required to further reduce capital expenditures, sell strategic assets or obtain financing on terms that could have a significant adverse effect on shareholder returns and/or on implementation of our strategic plans.
Other risks
In the continuing uncertain financial and economic environment, certain risks may gain more prominence either individually or when taken together. Oil and gas prices are likely to remain volatile with average prices and margins influenced by changes in supply and demand. This is likely to exacerbate competition in all businesses, which may impact costs and margins. At the same time, governments are facing greater pressure on public finances, which may increase their motivation to intervene in the fiscal and regulatory frameworks for the oil and gas industry, including the risk of increased taxation, nationalization and expropriation. The global financial and economic situation may have a negative impact on third parties with whom we do, or may do, business. Any of these factors may affect our results of operations, financial condition, business prospects and liquidity and result in a decline in the trading price and liquidity of our securities.
Capital markets have regained some confidence after the recent crisis but are still subject to volatility and if there are extended periods of constraints in these markets, or if we are unable to access the markets, including due to our financial position or market sentiment as to our prospects, at a time when cash flows from our business operations may be under pressure, our ability to maintain our long-term investment programme may be impacted with a consequent effect on our growth rate, and may impact shareholder returns, including dividends and share buybacks, or share price. Decreases in the funded levels of our pension plans may also increase our pension funding requirements.
Our system of risk management identifies and provides the response to risks of group significance through the establishment of standards and other controls. Inability to identify, assess and respond to risks through this and other controls could lead to the occurrence of any of the risks described below and a consequent material adverse effect on BP’s business, financial position, results of operations, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda.
The risks are categorized against the following areas: strategic; compliance and control; and operational.
Strategic risks
Access and renewal
Successful execution of our group plan depends critically on implementing activities to renew and reposition our portfolio. The challenges to renewal of our upstream portfolio are growing due to increasing competition for access to opportunities globally. Lack of material positions in new markets and/or inability to complete disposals could result in an inability to grow or even maintain our production. The damage to our reputation and brand and adverse sentiment towards BP arising from the Gulf of Mexico oil spill incident, as well as more stringent regulation of the oil and gas industry and of BP’s activities specifically, could increase this risk — see Risk of increased regulation and Risks to implementation of group’s strategy above.

Principal risks and uncertainties (continued)
Prices and markets
Oil, gas and product prices are subject to international supply and demand. Political developments and the outcome of meetings of OPEC can particularly affect world supply and oil prices. Previous oil price increases have resulted in increased fiscal take, cost inflation and more onerous terms for access to resources. As a result, increased oil prices may not improve margin performance. In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to further reviews for impairment of the group’s oil and natural gas properties. Such reviews would reflect management’s view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the group’s results of operations in the period in which it occurs. Rapid material and/or sustained change in oil, gas and product prices can impact the validity of the assumptions on which strategic decisions are based and, as a result, the ensuing actions derived from those decisions may no longer be appropriate. A prolonged period of low oil prices may impact our ability to maintain our long-term investment programme with a consequent effect on our growth rate and may impact shareholder returns, including dividends and share buybacks, or share price. Periods of global recession could impact the demand for our products, the prices at which they can be sold and affect the viability of the markets in which we operate.
Refining profitability can be volatile, with both periodic over supply and supply tightness in various regional markets. Sectors of the chemicals industry are also subject to fluctuations in supply and demand within the petrochemicals market, with a consequent effect on prices and profitability.
Climate change and carbon pricing
Compliance with changes in laws, regulations and obligations relating to climate change could result in substantial capital expenditure, taxes, reduced profitability from changes in operating costs, and revenue generation and strategic growth opportunities being impacted. Our commitment to the transition to a lower-carbon economy may create expectations for our activities, and the level of participation in alternative energies carries reputational, economic and technology risks.
Socio-political
We have operations in countries where political, economic and social transition is taking place. Some countries have experienced political instability, changes to the regulatory environment, expropriation or nationalization of property, civil strife, strikes, acts of war and insurrections. Any of these conditions occurring could disrupt or terminate our operations, causing our development activities to be curtailed or terminated in these areas or our production to decline and could cause us to incur additional costs. In particular, our investments in Russia could be adversely affected by heightened political and economic environment risks.
We set ourselves high standards of corporate citizenship and aspire to contribute to a better quality of life through the products and services we provide. If it is perceived that we are not respecting or advancing the economic and social progress of the communities in which we operate, our reputation and shareholder value could be damaged.
Competition
The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commerce, industry and the home. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on reducing unit costs and improving efficiency. The implementation of group strategy requires continued technological advances and innovation including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.
Investment efficiency
Our organic growth is dependent on creating a portfolio of quality options and investing in the best options. Ineffective investment selection could lead to loss of value and higher capital expenditure.
Reserves replacement
Successful execution of our group strategy depends critically on sustaining long-term reserves replacement. If upstream resources are not progressed in a timely and efficient manner, we will be unable to sustain long-term replacement of reserves.
Liquidity, financial capacity and financial exposure
The group seeks to maintain a financial framework to ensure that it is able to maintain an appropriate level of liquidity and financial capacity following the Gulf of Mexico oil spill incident. As before, this framework constrains the level of assessed capital at risk for the purposes of positions taken in financial instruments. Failure to properly assess the necessary parameters of the financial framework or failure to operate within such financial framework could lead to the group becoming financially distressed leading to a loss of shareholder value. Commercial credit risk is measured and controlled to determine the group’s total credit risk. Inability to determine adequately our credit exposure could lead to financial loss. A credit crisis affecting banks and other sectors of the economy could impact the ability of counterparties to meet their financial obligations to the group. It could also affect our ability to raise capital to fund growth and to meet our obligations.
Crude oil prices are generally set in US dollars, while sales of refined products may be in a variety of currencies. Fluctuations in exchange rates can therefore give rise to foreign exchange exposures, with a consequent impact on underlying costs and revenues.

Principal risks and uncertainties (continued)
The group generally restricts its purchase of insurance to situations where this is required for legal or contractual reasons. This is because external insurance is not considered an economic means of financing losses for the group or may not be available to insure against all level of loss. Losses are therefore borne as they arise, rather than being spread over time through insurance premiums with attendant transaction costs. For example, BP will bear the entire burden of its share of any property damage, well control, pollution clean-up and third party liability expenses arising out of the Gulf of Mexico oil spill incident. BP’s position on insurance, which is reviewed periodically, creates the risk that the group could be exposed to material uninsured costs from time to time which could have a material adverse effect on its financial condition and results of operations. In particular, these uninsured costs could arise at a time when BP is facing material costs arising out of a major accident or incident which could put pressure on BP’s liquidity and cash flows.
For more information on financial instruments and financial risk factors see Impact on ability to access financing on acceptable terms and on liquidity above and BP Annual Report on Form 20-F 2009 — Note 24 on page 142.
Compliance and control risks
Regulatory
The oil industry is subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental and health and safety protection controls, controls over the development and decommissioning of a field (including restrictions on production) and, possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. We buy, sell and trade oil and gas products in certain regulated commodity markets. Failure to respond to changes in trading regulations could result in regulatory action and damage to our reputation. The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities, and operates in certain tax jurisdictions that have a degree of uncertainty relating to the interpretation of, and changes to, tax law. As a result of new laws and regulations or other factors, we could be required to curtail or cease certain operations, or we could incur additional costs. As noted above, the incident is likely to result in more stringent regulation of oil and gas activities, particularly relating to environmental and health and safety protection and oversight of drilling operations — see Risk of increased regulation above.
For more information on environmental regulation, see BP Annual Report on Form 20-F 2009 — Environment on pages 43 — 45.
Ethical misconduct and non-compliance
Our code of conduct, which applies to all employees, defines our commitment to integrity, compliance with all applicable legal requirements, high ethical standards and the behaviours and actions we expect of our businesses and people wherever we operate. Incidents of ethical misconduct or non-compliance with applicable laws and regulations could be damaging to our reputation and shareholder value. Multiple events of non-compliance could call into question the integrity of our operations.
For certain legal proceedings involving the group, see Legal proceedings on pages 46 — 49.
Liabilities and provisions
In addition to the considerations described in Note 2 on pages 26 — 29, changes in the external environment, such as new laws and regulations, market volatility or other factors, could affect the adequacy of our provisions for pensions, tax, environmental and legal liabilities.
Reporting
External reporting of financial and non-financial data is reliant on the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to our reputation.
Operational risks
The risks inherent in our operations include a number of hazards that, although many may have a low probability of occurrence, can have extremely serious consequences if they do, such as the Gulf of Mexico incident, including injury or loss of life, significant environmental and economic damage and the consequent adverse impact on the group’s business, competitive position, cash flows, results of operations, financial position, prospects, liquidity, shareholder returns and/or implementation of the group’s strategic goals.
Process safety, personal safety and environmental risks
The nature of the group’s operations exposes it to a wide range of significant health, safety, security and environmental risks. The scope of these risks is influenced by the geographic range, operational diversity and technical complexity of our activities. In addition, in many of our major projects and operations, risk allocation and management is shared with third parties, such as contractors, sub-contractors, joint venture partners and associated companies.
There are risks of technical integrity failure as well as risk of natural disasters and other adverse conditions in many of the areas in which we operate which could lead to loss of containment of hydrocarbons and other hazardous material, as well as the risk of fires, explosions or other incidents.

Principal risks and uncertainties (continued)
In addition, inability to provide safe environments for our workforce and the public could lead to injuries or loss of life and could result in regulatory action, legal liability and damage to our reputation.
Our operations are often conducted in difficult or environmentally sensitive locations in which the consequences of a spill, explosion, fire or other incident could be greater than in other locations. These operations are subject to various environmental laws, regulations and permits and the consequences of failure to comply with these requirements can include remediation obligations, penalties, loss of operating permits and other sanctions. Accordingly, inherent in our operations is the risk that if we fail to abide by environmental and safety and protection standards, such failure could lead to damage to the environment and could result in regulatory action, legal liability, material costs and damage to our reputation or licence to operate. The explosion and fire that occurred at BP’s Texas City refinery in 2005 is an example of these risks in our refining business. Following the Texas City incident, an independent expert was appointed to monitor our progress in implementing the recommendations of the BP US Refineries Independent Safety Review Panel. A number of recommendations have been implemented and a schedule has been adopted for the process for implementing the remaining recommendations. Failure to implement these remaining recommendations could increase the risk of further incident.
In an attempt to address health, safety, security, environmental and operations risks and to provide a consistent framework within which the group’s activities can analyze performance and identify and remediate shortfalls, BP continues to implement a group-wide operational management system (OMS). At the present time OMS has not yet been fully implemented across the group. Even after implementation of OMS has been completed, there can be no assurance that OMS will adequately identify all process safety, personal safety and environmental risk or provide the correct mitigations, or that all operations will be in compliance with OMS at all times.
Security
Security threats require continuous oversight and control. Acts of terrorism, sabotage and similar activities directed against our operations and offices, pipelines, transportation or computer systems could severely disrupt business and operations and could cause harm to people. Adverse public and political sentiment towards BP in the wake of the Gulf of Mexico oil spill has increased these risks for the group.
Product quality
Supplying customers with on-specification products is critical to maintaining our licence to operate and our reputation in the marketplace. Failure to meet product quality standards throughout the value chain could lead to harm to people and the environment and loss of customers.
Drilling and production
Exploration and production require high levels of investment and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of an oil or natural gas field. Our exploration and production activities are often conducted in extremely challenging environments, which heighten the risks of technical integrity failure and natural disasters discussed above. The cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements.
See also Containment and well control risk, Claims, litigation and enforcement risk and Risk of increased regulation above.
Transportation
The leaks of crude oil that BP Exploration (Alaska) Inc. experienced in March and August 2006 are an example of the operational risks that we face in our activities. All modes of transportation of hydrocarbons involve inherent risks. An explosion or fire or loss of containment of hydrocarbons or other hazardous material could occur during transportation by road, rail, sea or pipeline. This is a significant risk due to the potential impact of a release on the environment and people and given the high volumes involved.
See also Containment and well control risk, Claims, litigation and enforcement risk and Risk of increased regulation above.
Major project delivery
Successful execution of our group plan depends critically on implementing the activities to deliver the major projects over the plan period. Poor delivery of any major project that underpins production growth and/or a major programme designed to enhance shareholder value could adversely affect our financial performance.
Digital infrastructure
The reliability and security of our digital infrastructure are critical to maintaining our business applications availability. A breach of our digital security could cause serious damage to business operations and, in some circumstances, could result in injury to people, damage to assets, harm to the environment and breaches of regulations.
Business continuity and disaster recovery
Contingency plans are required to continue or recover operations following a disruption or incident. Inability to restore or replace critical capacity to an agreed level within an agreed timeframe would prolong the impact of any disruption and could severely affect business and operations.

Principal risks and uncertainties (continued)
Crisis management
Crisis management plans and capability are essential to deal with emergencies at every level of our operations. If we do not respond or are perceived not to respond in an appropriate manner to either an external or internal crisis, our business and operations could be severely disrupted.
People and capability
Successful recruitment of new staff, employee training, development and long-term renewal of skills, in particular technical capabilities such as petroleum engineers and scientists, are key to implementing our plans. Inability to develop the human capacity and capability across the organization could jeopardize performance delivery. The damage to our reputation and brand and adverse sentiment towards BP arising from the Gulf of Mexico oil spill incident could increase this risk — see Risks to implementation of the group’s strategy above.
Treasury and trading activities
In the normal course of business, we are subject to operational risk around our treasury and trading activities. Control of these activities is highly dependent on our ability to process, manage and monitor a large number of complex transactions across many markets and currencies. Shortcomings or failures in our systems, risk management methodology, internal control processes or people could lead to disruption of our business, financial loss, regulatory intervention or damage to our reputation.
Joint ventures and other contractual arrangements
Many of our major projects and operations are conducted through joint ventures or associated companies and through contracting and subcontracting arrangements. These arrangements often involve complex risk allocation and indemnification arrangements. In certain cases, we may have less control of such activities than we would have if BP had full operational control. Additionally, our joint venture partners or associated companies or contractual counterparties may not be able to meet their financial or other obligations to their counterparties or to the relevant project, potentially threatening the viability of such projects.
Further note on certain activities
During the period covered by this report, non-US subsidiaries or other non-US entities of BP conducted limited activities in, or with persons from, certain countries identified by the US Department of State as State Sponsors of Terrorism or otherwise subject to US sanctions (‘Sanctioned Countries’). These activities continue to be insignificant to the group’s financial condition and results of operations. In the first half of 2010, new sanctions against Iran and against companies that make investments that enhance Iran’s ability to develop petroleum resources or provide or facilitate the production or import of refined petroleum products into Iran were adopted in the US under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010. The European Union and the UN also backed new restrictive measures.
BP has interests in, and is the operator of, two fields and a pipeline located outside Iran in which Naftiran Intertrade Co. Ltd. and NICO SPV Limited (NICO) and Iranian Oil Company (UK) Limited have interests. BP has purchased or shipped quantities of crude oil, refinery and petrochemicals feedstocks, blending components and LPG of Iranian origin or from Iranian counterparties primarily for sale to third parties in Europe and a small portion is used by BP in its own facilities in South Africa and Europe. BP incurs some port costs for cargos loaded in Iran and sometimes charters Iranian-owned vessels outside of Iran. Small quantities of lubricants are sold to non-Iranian third parties for use in Iran. Until recently BP held an equity interest in an Iranian joint venture that has a blending facility and markets lubricants for sale to domestic consumers. In January 2010, BP restructured its interest in the joint venture and currently maintains its involvement through certain contractual arrangements. BP does not seek to obtain from the government of Iran licences or agreements for oil and gas projects in Iran, is not conducting any technical studies in Iran and does not own or operate any refineries or petrochemicals plants in Iran.
BP sells lubricants in Cuba through a 50:50 joint venture and trades in small quantities of lubricants. In Syria, lubricants are sold through a distributor and BP obtains crude oil and refinery feedstocks for sale to third parties in Europe and for use in certain of its non-US refineries. In addition, BP sells crude oil and refined products into Syria. BP sold small quantities of LPG to an agent on behalf of a Sudanese party for making aerosols in Sudan, but no longer makes such sales. A non-BP operated Malaysian joint venture sold small quantities of petrochemicals into Burma in 2009.
BP supplies fuels and lubricants to airlines and shipping companies from Sanctioned Countries at airports and ports located outside these countries and to third parties who may re-sell to entities from Sanctioned Countries. BP terminated all fuel sales to Iranian airlines as of July 2010.
BP monitors its activities with Sanctioned Countries and keeps them under review to ensure compliance with applicable laws and regulations of the US, the EU and other countries where BP operates.

Legal proceedings
Proceedings and investigations relating to the Gulf of Mexico oil spill
BP p.l.c., BP Exploration & Production Inc. and various other BP entities (collectively referred to as BP) are among the companies named as defendants in more than 300 private civil lawsuits resulting from the 20 April 2010 explosions and fire on the semi-submersible rig Deepwater Horizon and resulting oil spill (the incident) and further actions are likely to be brought. BP Exploration & Production Inc. (BP E&P) is lease operator of Mississippi Canyon, Block 252 in the Gulf of Mexico, where the Deepwater Horizon was drilling at the time of the incident, and holds a 65% working interest. The other co-owners are Anadarko Petroleum Company and MOEX Offshore 2007 LLP (the co-owners). The Deepwater Horizon, which was operated by Transocean Holdings LLC, sank on 22 April 2010. The pending lawsuits and/or claims arising from the incident have been brought in US federal and state courts. Plaintiffs include individuals, corporations and governmental entities and many of the lawsuits purport to be class actions. The lawsuits assert, among others, claims for personal injury in connection with the incident itself and the response to it, and wrongful death, commercial or economic injury, breach of contract and violations of statutes. The lawsuits seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, claims for environmental damage, remediation costs, injunctive relief, treble damages and punitive damages. Purported classes of claimants include residents of the states of Louisiana, Mississippi, Alabama, Florida, Texas, Tennessee, Kentucky, Georgia and South Carolina property owners and rental agents, fishermen and persons dependent on the fishing industry, charter boat owners and deck hands, marina owners, shipping interests, restaurant owners and others who are property and/or business owners alleged to have suffered economic loss. Shareholder derivative lawsuits have also been filed in US federal and state courts against various current and former officers and directors of BP alleging, among other things, breach of fiduciary duty, gross mismanagement, abuse of control and waste of corporate assets. Purported class action lawsuits have also been filed in US federal courts against BP entities and various current and former officers and directors alleging securities fraud claims and violations of the Employee Retirement Income Security Act.
Under the Oil Pollution Act 1990 (OPA 90), BP E&P is one of the “responsible parties” for the oil spill resulting from the incident. With that status, BP E&P is one of the parties financially responsible for the clean-up of the spill and for economic damages as provided for in OPA 90. In addition, the U.S. Coast Guard has requested reimbursement from BP and the other responsible parties for its costs of responding to the incident, and BP has paid all amounts billed to date. Continuing requests for cost reimbursement are expected from the U.S. Coast Guard and other governmental authorities. In addition, BP is participating with federal and state Trustees in a joint assessment of potential natural resource damages associated with the spill. Under OPA 90, BP E&P is one of the parties financially responsible for paying the reasonable assessment costs incurred by these Trustees as well as any natural resource damages that result from the incident.
BP has committed to establish a $20-billion escrow account over the next three and a half years, contributing initial payments of $3 billion in the third quarter of 2010 and $2 billion in the fourth quarter of 2010. These will be supplemented by additional payments of $1.25 billion per quarter until a total of $20 billion has been paid into the escrow. While the escrow account is building, BP’s commitments will be assured by the setting aside of US assets with a value of $20 billion. The terms of such security are still under discussion. The establishment of this account does not represent a cap on BP’s liabilities, and BP does not admit to a liability of this amount. The escrow account will pay claims adjudicated by the Gulf Coast Claims Facility (GCCF), final judgments in litigation and litigation settlements, state and local response costs, and natural resource damages and related costs. Payments from the escrow account will be made as costs are finally determined or claims are adjudicated whether by the GCCF or BP. There will be a sunset on the escrow account, and funds, if any, remaining once the claims process has been completed will revert to BP.
BP is subject to a number of investigations related to the incident by numerous agencies of the US government. On 27 April 2010, the U.S. Coast Guard and the Minerals Management Service (renamed the Bureau of Ocean Energy Management, Regulation and Enforcement in June 2010) convened a joint investigation of the incident by establishing a Marine Board of Investigation aimed at determining the causes of the incident and recommending safety improvements. BP was designated as one of several Parties in Interest in the investigation. On 21 May 2010, President Obama signed an executive order establishing a bipartisan National Commission to examine and, within six months of the date of the Commission’s first meeting, report on the causes of the incident and recommend options for guarding against and mitigating the impact of oil spills associated with offshore drilling. Additionally, BP representatives have appeared before multiple committees of the US Congress that are conducting inquiries into the incident. BP has been providing documents and written information in response to requests by these committees and will continue to do so. See Principal risks and uncertainties — Risk of increased regulation above.
On 1 June 2010, the US Department of Justice (DoJ) announced that it is conducting an investigation into the incident, and it is possible it will seek to charge BP with violations of US civil or criminal laws. Other federal agencies, such as the US Environmental Protection Agency (EPA), are expected to seek penalties under the Clean Water Act and other statutes. Citizens groups have also filed either lawsuits or notices of intent to file lawsuits seeking civil penalties and injunctive relief under the Clean Water Act and other environmental statutes. Other US federal agencies, including the US Chemical Safety and Hazard Investigation Board (CSB), may or have commenced investigations and proceedings relating to the incident. The Securities and Exchange Commission and DoJ are conducting informal enquiries into securities matters arising in relation to the incident.

Legal proceedings (continued)
The Attorney General for the State of Louisiana has filed a discovery petition requesting information and a production of documents related to the incident. It is possible that the State Attorneys General in Mississippi, Alabama, Florida, Texas or other states and/or local governments, such as coastal municipalities also may initiate investigations and bring civil or criminal actions seeking damages, penalties and fines for violating state or local statutes. To date, the Louisiana Department of Environmental Quality has issued an administrative order seeking injunctive relief and environmental civil penalties under state law, and several local governments in Louisiana have filed suits under State wildlife statutes seeking penalties for damage to wildlife as a result of the spill.
BP is also conducting an internal investigation into the causes of the incident and it will make the results of this investigation available to all official regulatory inquiries and other investigations into the incident, and to other relevant interested parties, as requested. The internal investigation is ongoing and has not reached final conclusions.
BP’s potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had and are expected to have a material adverse impact on the group’s business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. Furthermore, we have taken a charge of $32.2 billion in the second quarter and these potential liabilities may continue to have a material adverse effect on the group’s results of operations and financial condition.
Other legal proceedings
BP America Inc. (BP America) continues to be subject to oversight by an independent monitor, who has authority to investigate and report alleged violations of the US Commodity Exchange Act or US Commodity Futures Trading Commission (CFTC) regulations and to recommend corrective action. The appointment of the independent monitor was a condition of the deferred prosecution agreement (DPA) entered into with the DoJ on 25 October 2007 relating to allegations that BP America manipulated the price of February 2004 TET physical propane and attempted to manipulate the price of TET propane in April 2003 and the companion consent order with the CFTC, entered the same day, resolving all criminal and civil enforcement matters pending at that time concerning propane trading by BP Products North America Inc. (BP Products). The DPA requires BP America’s and certain of its affiliates’ continued co-operation with the US Government’s investigation and prosecution of the trades in question, as well as other trading matters that may arise. The DPA has a term of three years but can be extended by two additional one-year periods, and contemplates dismissal of all charges at the end of the term following the DoJ’s determination that BP America has complied with the terms of the DPA. Investigations into BP’s trading activities continue to be conducted from time to time.
Private complaints, including class actions, were also filed against BP Products alleging propane price manipulation. The complaints contained allegations similar to those in the CFTC action as well as of violations of federal and state antitrust and unfair competition laws and state consumer protection statutes and unjust enrichment. The complaints sought actual and punitive damages and injunctive relief. Settlement in both groups of the class actions (the direct and indirect purchasers) has received final court approval. Two independent lawsuits from class members who opted out of the direct purchaser settlement are still pending. In addition, state actions alleging manipulation of propane and other energy commodity prices and seeking a variety of remedies have been filed against BP Products and other BP subsidiaries.
On 23 March 2005, an explosion and fire occurred in the isomerization unit of BP Products’ Texas City refinery as the unit was coming out of planned maintenance. Fifteen workers died in the incident and many others were injured. BP Products has resolved all civil injury claims arising from the March 2005 incident.
In March 2007, the CSB issued its final report on the incident. The report contained recommendations to the Texas City refinery and to the board of the company. In May 2007, BP responded to the CSB’s recommendations. BP and the CSB will continue to discuss BP’s responses with the objective of the CSB agreeing to close-out its recommendations.
On 25 October 2007, the DoJ announced that it had entered into a criminal plea agreement with BP Products related to the March 2005 explosion and fire. On 4 February 2008, BP Products pleaded guilty, pursuant to the plea agreement, to one felony violation of the risk management planning regulations promulgated under the US federal Clean Air Act (CAA) and on 12 March 2009, the court accepted the plea agreement. In connection with the plea agreement, BP Products paid a $50 million criminal fine and was sentenced to three years’ probation. Compliance with a 2005 US Occupational Safety and Health Administration (OSHA) settlement agreement and a 2006 agreed order entered into by BP Products with the Texas Commission on Environmental Quality (TCEQ) are conditions of probation.
The Texas Office of Attorney General, on behalf of the TCEQ, has filed a petition against BP Products asserting certain air emission and reporting violations at the Texas City refinery from 2005 to 2009, including in relation to the March 2005 explosion and fire. BP is contesting the petition in a pending civil proceeding. TCEQ has notified the DoJ of their belief that certain of the alleged violations may violate the Texas City plea agreement.

Legal proceedings (continued)
In September 2009, BP Products filed a petition to clarify specific required actions and deadlines under the 2005 Settlement Agreement with OSHA. That agreement resolved citations issued in connection with the March 2005 Texas City refinery explosion. OSHA has denied BP Products’ petition. This matter is currently scheduled for review by the Occupational Safety and Health (OSH) Review Commission on 17 and 18 August 2010. In October 2009 OSHA issued the Texas City Refinery citations seeking a total of $87.4 million civil penalty for alleged violations of the 2005 Agreement and alleged process safety management violations. BP Products has contested the citations so this will also be reviewed by the OSH Review Commission and possibly the federal courts. Settlement negotiations continue between BP Products and OSHA in an attempt to resolve the petition filed by BP Products in September and the alleged violations of the 2005 settlement agreement. Such a settlement would be expected to obviate the need for the August 2010 hearing.
Certain persons qualifying as “crime victims” in relation to the Texas City plea agreement are likely to request that the federal court revoke BP products’ probation based on alleged violations of the Court’s conditions of probation. The alleged violations of probation relate to the alleged failure to comply with the 2005 OSHA Agreement and with the 2006 TCEQ Agreement.
BP received a shareholder derivative action against several of its current and former officers and directors based on alleged violations of the US Clean Air Act and OSHA regulations at the Texas City refinery subsequent to the March 2005 explosion and fire.
On 29 November 2007, BP Exploration (Alaska) Inc. (BPXA) entered into a criminal plea agreement with the DoJ relating to leaks of crude oil in March and August 2006. BPXA’s guilty plea, to a misdemeanour violation of the US Federal Water Pollution Control Act, included a term of three years’ probation. BPXA is eligible to petition the court for termination of the probation term if it meets certain benchmarks relating to replacement of the transit lines, upgrades to its leak detection system and improvements to its integrity management programme. On 12 May 2008, a BP p.l.c. shareholder filed a consolidated complaint alleging violations of federal securities law on behalf of a putative class of BP p.l.c. shareholders against BP p.l.c., BPXA, BP America, and four officers of the companies, based on alleged misrepresentations concerning the integrity of the Prudhoe Bay pipeline before its shutdown announced on 6 August 2006. On 8 February 2010, the Ninth Circuit Court of Appeals accepted BP’s appeal from a decision of the lower court granting in part and denying in part BP’s motion to dismiss the lawsuit. On 31 March 2009, the DoJ filed a complaint against BPXA seeking civil penalties and injunctive relief relating to the 2006 oil releases. The complaint alleges that BPXA violated various federal environmental and pipeline safety statutes and associated regulations in connection with the two releases and its maintenance and operation of North Slope pipelines. The State of Alaska also filed a complaint on 31 March 2009 against BPXA seeking civil penalties and damages relating to these events. The complaint alleges that the two releases and BPXA’s corrosion management practices violated various statutory, contractual and common law duties to the State, resulting in penalty liability, damages for lost royalties and taxes, and liability for punitive damages.
Approximately 200 lawsuits were filed in state and federal courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies that own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 46.9%interest (reduced during 2001 from 50% by a sale of 3.1% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP’s combination with Atlantic Richfield. Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages that it has incurred. If any claims are asserted by Exxon that affect Alyeska and its owners, BP will defend the claims vigorously.
Since 1987, Atlantic Richfield, a subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the US alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed against Atlantic Richfield. Atlantic Richfield is named in these lawsuits as alleged successor to International Smelting and Refining and another company that manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits seek various remedies including compensation to lead-poisoned children, cost to find and remove lead paint from buildings, medical monitoring and screening programmes, public warning and education of lead hazards, reimbursement of government healthcare costs and special education for lead-poisoned citizens and punitive damages. No lawsuit against Atlantic Richfield has been settled nor has Atlantic Richfield been subject to a final adverse judgement in any proceeding. The amounts claimed and, if such suits were successful, the costs of implementing the remedies sought in the various cases could be substantial. While it is not possible to predict the outcome of these legal actions, Atlantic Richfield believes that it has valid defences and it intends to defend such actions vigorously and that the incurrence of liability is remote. Consequently, BP believes that the impact of these lawsuits on the group’s results of operations, financial position or liquidity will not be material.
On 8 March 2010, OSHA issued citations to BP’s Toledo refinery alleging 42 wilful violations of the Process Safety Management (PSM) Standard, with penalties of $2,940,000. The citations also allege 20 serious violations, mostly of the PSM Standard, with penalties of $102,000. There are also three alleged other than serious violations of the PSM standards with no penalty. These citations resulted from an inspection of the Toledo refinery which began in September, 2009 and which was conducted pursuant to OSHA’s Petroleum Refinery Process Safety Management National Emphasis Program. BP Products has contested the citations, and the matter is currently before the OSH Review Commission.

Legal proceedings (continued)
In May 2010, Kenneth Abbott and Food & Water Watch filed a lawsuit against US Secretary of the Interior and the Regional Director of the Mineral Management Service for the Gulf of Mexico for an injunction requiring those federal agencies to order the shut-in of the offshore Atlantis platform until they can assure the safety of that platform. BP is the operator and 56% interest owner of the Atlantis unit. Plaintiffs allege that BP violated federal regulations by failing to have necessary documentation for the Atlantis subsea systems. In June 2010, BP intervened in this action; plaintiffs voluntarily dismissed the complaint and advised BP that they would refile the complaint in August 2010 after giving required statutory notices. In April 2009, Kenneth Abbott as relator filed a False Claims Act lawsuit against BP based on the same allegations. That complaint was unsealed in May 2010 and served on BP in June 2010.
The US refineries of BP Products are subject to a 2001 consent decree with the EPA that resolved alleged violations of the CAA and implementation of the decree’s requirements continues. A 2009 amendment to the decree resolves remaining alleged air violations at the Texas City refinery through the payment of a $12 million civil fine, a $6 million supplemental environmental project and enhanced CAA compliance measures estimated to cost approximately $150 million. The fine has been paid and BP Products is implementing the other provisions.
EPA and BP Products are in negotiations to resolve allegations of civil violations of the risk management planning (RMP) regulations promulgated under the US federal Clean Air Act.
Various environmental groups and the EPA have challenged certain aspects of the operating permit issued by the Indiana Department of Environmental Management (IDEM) for our upgrades to the Whiting refinery. In response to these challenges, IDEM has reviewed the permits and responded formally to the EPA. The EPA either through IDEM or directly can cause the permit to be modified, reissued or in extremis terminated or revoked. BP is in discussions with the EPA and IDEM over these issues and clean air act violations at the Whiting, Toledo, Carson and Cherry Point refineries. Settlement negotiations continue in an effort to resolve these matters.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)
Dated: 28 July 2010	/s/ D J Pearl
D J PEARL
Deputy Company Secretary